UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of DBX ETF Trust db-X Exchange-Traded Funds Inc. DBX Advisors LLC DBX Strategic Advisors LLC ALPS Distributors, Inc. File No. 812-14004

Amended Application for an Order under Section 6(c) of the Investment Company Act of 1940, as amended, for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of that Act and Rule 22c-1 under that Act, under Section 12(d)(1)(J) of that Act, for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of that Act, and under Sections 6(c) and 17(b) of that Act for an exemption from Sections 17(a)(1) and 17(a)(2) of that Act.

All communications and orders to:

Alex Depetris

DBX Advisors LLC

DBX Strategic Advisors LLC

60 Wall Street

New York, New York 10005

With a copy to:

Stuart M. Strauss, Esq.

Dechert LLP

1095 Avenue of the Americas

New York, New York 10036

Page 1 of 63 sequentially numbered pages (including exhibits).

As filed with the Securities and Exchange Commission on June 6, 2013

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I	INTRODUCTION

A.	Summary of Application

The undersigned applicants, DBX ETF Trust and db-X Exchange Traded Funds Inc. (collectively, the “Trusts”), DBX Advisors LLC and DBX Strategic Advisors LLC (collectively, the “Advisers”) and ALPS Distributors, Inc. (the “Distributor” and, together with the Trusts and the Advisers, “Applicants”) apply for and request an order under Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and from Rule 22c-1 under the Act, under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act, and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act (“Order”). Applicants request that the Order requested herein apply to a series of DBX ETF Trust (“Initial Fund”), as well as to future series of the Trusts and any future open-end management investment companies or series thereof that would operate as actively-managed exchange-traded funds (“Future Funds”) and that are advised by the Advisers or an entity controlling, controlled by, or under common control with the Advisers and comply with the terms and conditions of this application (“Application”).

The Initial Fund and the Future Funds, together, are referred to herein as the “Funds.” Each Fund relying on the exemptive relief requested herein will operate as an actively managed exchange-traded fund (“ETF”), and a Fund may operate as a feeder fund in a master-feeder structure (“Feeder Fund”).1

The requested Order would permit:

•	shares (“Shares”) of the Funds to trade on one or more national securities exchanges as defined in Section 2(a)(26) of the Act (herein collectively referred to as an “Exchange”) at prices set by the market rather than at net asset value per share (“NAV”);

•	shares to be redeemable in large aggregations only (“Creation Units”);

•	certain Funds that invest in foreign securities to pay redemption proceeds more than seven calendar days after Creation Units are tendered for redemption;

•	certain affiliated persons of the Funds, and affiliated persons of such affiliated persons (“second-tier affiliates”), to buy securities from, and sell securities to, the Funds in connection with the “in-kind” purchase and redemption of the Shares;

•	funds of Funds (as defined below) to acquire Shares of the Funds beyond the limitations in Section 12(d)(1)(A);

[1]	A Feeder Fund will not make direct investments in any security or other instrument except the securities issued by its respective Master Fund. For example, a Feeder Fund will not invest in other investment companies, including ETFs.

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•	the Funds, any principal underwriter for a Fund and any Broker (as defined below) to sell Shares of the Funds to a Fund of Funds (as defined below) beyond the limitations in Section 12(d)(1)(B);

•	a Fund to sell its Shares to and redeem its Shares from a Fund of Funds (as defined below) of which the Fund is an affiliated person or a second-tier affiliate; and

•	a Feeder Fund to acquire shares of another registered investment company in the same group of investment companies having substantially the same investment objectives as the Feeder Fund (“Master Fund”) beyond the limitations in Section 12(d)(1)(A) of the Act and the Master Fund, and any principal underwriter for the Master Fund, to sell shares of the Master Fund to the Feeder Fund beyond the limitations in Section 12(d)(1)(B) of the Act (“Master-Feeder Relief”).

Applicants believe that (a) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act, and (b) with respect to the relief requested pursuant to Section 17(b), the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions are consistent with the investment objective and policies of each Fund and will be consistent with the investment objectives and policies of each Fund of Funds; and the proposed transactions are consistent with the general purposes of the Act.

With respect to Section 12(d)(1), Applicants are requesting relief (“Fund of Funds Relief”) to permit management investment companies and unit investment trusts (“UITs”) registered under the Act that are not part of the same “group of investment companies,” within the meaning of Section 12(d)(1)(G)(ii) of the Act, as the Funds (such registered management investment companies are referred to as “Investing Management Companies,” such UITs are referred to as “Investing Trusts,” and Investing Management Companies and Investing Trusts are collectively referred to as “Funds of Funds”), to acquire Shares beyond the limitations in Section 12(d)(1)(A) and to permit the Funds, and any principal underwriter for the Funds, and any broker or dealer registered under the Securities Exchange Act of 1934, as amended (“Exchange Act” and such persons registered under the Exchange Act, “Brokers”), to sell Shares beyond the limitations in Section 12(d)(l)(B) to Funds of Funds. Applicants request that any exemption under Section 12(d)(1)(J) from Sections 12(d)(1)(A) and (B) apply to: (1) each Fund that is currently or subsequently part of the same “group of investment companies” as the Initial Fund within the meaning of Section 12(d)(1)(G)(ii) of the Act, as well as any principal underwriter for the Funds and any Brokers selling Shares of a Fund to Funds of Funds; and (2) each Fund of Funds that enters into a participation agreement (“FOF Participation Agreement”) with a Fund.2 “Funds of Funds” do not include the Funds. Each Investing Management Company’s investment adviser within the meaning of Section 2(a)(20)(A) of the Act is the “Fund of Funds Adviser.” Similarly, each Investing Trust’s sponsor is the “Sponsor.”

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In no case will a Fund that invests in other open- and/or closed-end investment companies and/or ETFs as a ‘fund of funds’ rely on the exemption from Section 12(d)(1) being requested in this Application.

Each Fund of Funds Adviser will be registered as an investment adviser under the Advisers Act. No Fund of Funds Adviser or Sponsor will control, be controlled by, or be under common control with the Adviser.

In addition, Applicants are also requesting Master-Feeder Relief. As discussed in more detail below, Applicants believe that the Feeder Funds may rely on the exemption provided in Section 12(d)(1)(E) of the Act; however, this exemption may be unavailable to the Feeder Funds should the Feeder Funds engage in in-kind securities transactions with investors and the Master Funds. As a result, Applicants are requesting an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) to the extent necessary to perform in-kind transactions in a master-feeder structure. Applicants request that the Master-Feeder Relief apply to any Feeder Fund, any Master Fund and any principal underwriter for the Master Funds selling shares of a Master Fund to a Feeder Fund.

Applicants believe that the exemptive relief requested under Section 12(d)(1)(J) is appropriate. Section 12(d)(1)(J) of the Act provides that the Securities and Exchange Commission (“Commission”) may exempt any person, security or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors. The legislative history of Section 12(d)(1)(J) indicates that when granting relief under Section 12(d)(1)(J), the Commission should consider, among other things, “the extent to which a proposed arrangement is subject to conditions that are designed to address conflicts of interest and overreaching by a participant in the arrangement, so that the abuses that gave rise to the initial adoption of the Act’s restrictions against investment companies investing in other investment companies are not repeated.”3 Applicants believe that the conditions for relief, described at length herein, adequately address the concerns underlying Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act and that a grant of relief would be consistent with Section 12(d)(1)(J) of the Act.

In connection with the Fund of Funds Relief sought, Applicants are further requesting relief under Sections 6(c) and 17(b) from Sections 17(a)(1) and (2) to permit a Fund to sell its Shares to and redeem its Shares from, and engage in the in-kind transactions that would accompany such sales and redemptions with, certain Funds of Funds of which the Funds are affiliated persons, or second-tier affiliates. In addition, this relief would permit a Feeder Fund that is an affiliated person of a Master Fund to sell portfolio instruments to the Master Fund in exchange for shares of the Master Fund and redeem Master Fund shares for portfolio instruments, both in connection with in-kind sales and redemptions of Shares, as discussed herein.

All entities that currently intend to rely on the Order are named as Applicants. Any other entity that relies on the Order in the future will comply with the terms and conditions of this Application. A Fund of Funds may rely on the Order only to invest in the Funds and not in any other registered investment company. The FOF Participation Agreement also will include this acknowledgement.

[3]	H.R. Rep. No. 622, 104th Cong., 2d Sess., at 43-44 (1996).

B.	Comparability of Relief Sought to Prior Relief Granted by the Securities and Exchange Commission

Applicants seek relief to permit an actively managed fund to issue exchange-traded shares, substantially similar to the relief granted by the Commission to applicants with respect to other open-end management investment companies currently operating as actively managed ETFs.4 The requested Master-Feeder Relief is substantially similar to the relief granted to SSgA Funds Management, Inc., et al.5

II	APPLICANTS AND OTHER PRINCIPAL PARTIES

A.	The Trusts

The Trusts, which are organized as a Delaware statutory trust and a Maryland Corporation, are open-end management investment companies. Each Trust currently consists of multiple series. DBX ETF Trust will have one Initial Fund that will rely on the Order. Each Trust is overseen by a Board of Trustees (“Board”). The Initial Fund’s investment objective is to seek current income consistent with total return.

Each Trust is registered with the Commission as an open-end management investment company and offers and sells its Shares pursuant to a registration statement on Form N-1A filed with the Commission under the Securities Act of 1933 (the “Securities Act”) and the Act. DBX ETF Trust intends to file an amended registration statement with the Commission in connection with the proposed offering of the Initial Fund following the submission of this amended Application.

[4]	See In the Matter of Russell Exchange Traded Funds Trust, et al., IC Rel No. No. 29706 (June 22, 2011) (notice) and IC Rel. No. 29727 (July 19, 2011) (order); In the Matter of Eaton Vance Management, et al., IC Rel. No. 29591 (March 1, 2011) (notice) and IC Rel. No. 29620 (March 30, 2011) (order); In the Matter of iShares Trust, et al., IC Rel. No. 29543 (December 27, 2010) (notice) and IC Rel. No. 29571 (January 24, 2011) (order); In the Matter of Van Eck Associates Corporation, et al., IC Rel. No. 29459 (October 7, 2010) (notice) and IC Rel. No. 29496 (November 3, 2010) (order); In the Matter of AdvisorShares Investments, LLC and AdvisorShares Trust, IC Rel. No. 29264 (May 6, 2010) (notice) and IC Rel. No. 29291 (May 28, 2010) (order); In the Matter of Claymore Exchange-Traded Fund Trust 3, Claymore Securities, Inc. and Claymore Advisors, LLC, IC Rel. No. 29256 (April 23, 2010) (notice) and IC Rel. No. 29271 (May 18, 2010) (order); In the Matter of Pacific Investment Management Company LLC and PIMCO ETF Trust, IC Rel. No. 28949 (October 20, 2009) (notice) and IC Rel. No. 28993 (November 10, 2009) (order); In the Matter of Grail Advisors, LLC and Grail Advisors ETF Trust (formerly known as Grail Advisors’ Alpha ETF Trust), IC Rel. No. 28571 (December 23, 2008) (notice) and IC Rel. No. 28604 (January 16, 2009) (order); In the Matter of WisdomTree Asset Management, Inc. and WisdomTree Trust, IC Rel. No. 28419 (September 29, 2008) (notice) and IC Rel. No. 28471 (October 27, 2008) (order); In the Matter of First Trust Advisors L.P., et al., IC Rel. No. 28421 (September 29, 2008) (notice) and IC Rel. No. 28468 (October 27, 2008) (order); In the Matter of PowerShares Capital Management LLC, et al., IC Rel. No. 28411 (September 29, 2008) (notice) and IC Rel. No. 28467 (October 27, 2008) (order) (“Active PowerShares Order”), amending In the Matter of PowerShares Capital Management LLC, et al., IC Rel. No. 28140 (February 1, 2008) (notice) and IC Rel. No. 28171 (February 27, 2008) (order); and In the Matter of Bear Stearns Active ETF Trust, et al., IC Rel. Nos. 28143 (February 5, 2008) (notice) and 28172 (February 27, 2008) (order).

[5]	See In the Matter of SSgA Funds Management, Inc., et al, IC Rel. No. 29524 (Dec. 13, 2010) (order) and IC Rel. No. 29499 (Sept. 28, 2009) (notice).

While each Fund will be managed by an Adviser and, if applicable, Sub-Advisers (as defined below), the applicable Board will have overall responsibility for the Funds’ operations. The composition of each Board is in compliance with the requirements of Section 10 of the Act.

Each Fund will adopt certain fundamental policies consistent with the Act and will be classified as “diversified” or “non-diversified” under the Act.

B.	The Advisers and Sub-Advisers

An Adviser will be the investment adviser to each of the Funds within the meaning of Section 2(a)(20)(A) of the Act. The Advisers have their principal office located at 60 Wall Street, New York, New York 10005. Each Adviser is registered with the Commission as an investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended (“Advisers Act”).

The Advisers may enter into sub-advisory agreements with one or more affiliated or unaffiliated investment advisers, each of which will serve as sub-advisers to a Fund (each, a “Sub-Adviser”). Each Sub-Adviser will be registered with the Commission as an investment adviser under Section 203 of the Advisers Act.

Each Sub-Adviser may have a number of other clients, which may include open-end management investment companies that are registered under the Act, separately managed accounts for institutional investors, privately offered funds that are not deemed to be “investment companies” in reliance on Sections 3(c)(1), (3)(c)(7) or 3(c)(11) of the Act, closed-end funds and business development companies (collectively, “Client Accounts”).

C.	The Distributor

The Distributor for the Initial Fund is ALPS Distributors, Inc. The Trusts may also enter into distribution agreements with one or more other distributors (each a “Future Distributor”). Applicants request that the Order requested herein apply to the Distributor and to each Future Distributor that complies with the terms and conditions of this Application. Both the Distributor and any Future Distributor will be a Broker and will act as distributor and principal underwriter of one or more of the Funds and will distribute Shares on an agency basis. Neither the Distributor nor any Future Distributor is or will be affiliated with any Exchange. The Distributor or Future Distributor of any Fund may be an “affiliated person” or a second-tier affiliate of that Fund’s Adviser and/or Sub-Advisers.

III	APPLICANTS’ PROPOSAL

A.	Description of the Funds

1.	Investment Objectives and Strategy

The Adviser and/or a Sub-Adviser will seek to achieve each Fund’s investment objective by utilizing an active management investment strategy.

The Initial Fund’s investment objective is to seek current income consistent with total return. Using the Adviser’s and/or a Sub-Adviser’s proprietary methodology, the Initial Fund seeks to achieve its investment objective by primarily investing in fixed income securities, including securities of U.S. and foreign governments or their agencies and instrumentalities, corporate securities, mortgage-backed and asset backed securities, taxable municipal and tax-exempt municipal bonds, adjustable rate loans that have a senior right to payment (“senior loans”), and other floating-rate debt securities. The Fund may invest in investment-grade (rated within the top four credit rating categories) and non-investment grade (rated below the fourth highest category, junk bonds) fixed income securities of U.S. and foreign issuers, including issuers located in countries with new or emerging securities markets. The Fund’s investments in non-investment grade debt securities, including non-investment grade senior loans and other non-investment grade floating-rate debt securities, will be limited to 50% of its total assets. The Fund may hold up to 20% of its total assets in cash or money market instruments in order to maintain liquidity, or in the event portfolio management determines that securities meeting the Fund’s investment objective are not otherwise readily available for purchase. If a Fund makes use of derivatives: (i) the Fund’s Board periodically will review and approve the Fund’s use of derivatives and how the Adviser assesses and manages risk with respect to the Fund’s use of derivatives; and (ii) the Fund’s disclosure of its use of derivatives in its offering documents and periodic reports will be consistent with relevant Commission and Commission staff guidance.

The Initial Fund and Future Funds, or their respective Master Funds, may invest in equity securities (“Equity Funds”) or fixed income securities (“Fixed Income Funds”) traded in the U.S. or non-U.S. markets. Fixed Income Funds may also include Funds that invest in a combination of equity and fixed-income securities. Funds, or their respective Master Funds, that invest in foreign equity and/or fixed income securities, or a combination of foreign and domestic equity and/or fixed income securities, are “Foreign Funds.” Funds, or their respective Master Funds, that invest in domestic equity and/or fixed income securities are “Domestic Funds.” The Funds may also invest in a broad variety of other instruments including, but not limited to, repurchase agreements, reverse repurchase agreements, government securities, cash and cash equivalents, commodities, indexed and inverse floating rate securities, floating and variable rate instruments, convertible instruments, preferred stocks, rights, warrants, real estate investment trusts, shares of other ETFs, UITs and exchange-traded notes, shares of money market mutual funds or other investment companies or pooled investment vehicles, foreign currency, mortgage- and asset-backed securities (including to-be-announced transactions), municipal debt securities, when-issued securities, delayed delivery transactions and forward commitment transactions, and may engage to a limited extent in short sales, in accordance with their investment objectives.

Each Fund will issue, on a continuous offering basis, its Shares in one or more groups of a fixed number of Shares (e.g., at least 25,000 Shares).6 Applicants have not yet established the initial value per Share for the Initial Fund.

[6]	Applicants believe that a conventional trading range will be between $20-$100 per Fund Share and each Fund reserves the right to declare a stock split if the trading price over time exceeds such price.

Certain Future Funds may operate as Feeder Funds in a “master-feeder” structure. Applicants will design this “master-feeder” structure because it is anticipated that feeder funds may be created in the future and hold shares of each respective Master Fund. Such other feeder funds may be traditional mutual funds, the shares of which would be individually redeemable, other ETFs or other pooled investment vehicles. Any traditional mutual fund feeder funds would also be series of a separate and distinct registered investment company.7 Creating an exchange-traded feeder fund may be preferable to creating entirely new series for several reasons. First, creating separate funds could create additional overhead costs. Also, assets held in other feeder funds, through increased assets in the Master Fund, should provide economies of scale for the Feeder Funds.8 While certain costs may be higher in a master-feeder structure and there may possibly be lower tax efficiencies for the Feeder Funds, the Feeder Funds’ Board will consider any such potential disadvantages against the benefits of economies of scale and other benefits of operating within a master-feeder structure.

The Advisers may select Sub-Advisers for the Funds as they deem appropriate. To the extent applicable, the Advisers and/or Sub-Advisers will adopt compliance policies and procedures that are designed to address any conflicts of interest raised by the side-by-side management of the Funds and the Client Accounts (“Conflicts Policies and Procedures”). In utilizing an active management investment style, the Advisers and/or Sub-Advisers may use internal and external research as well as proprietary fundamental analysis and consideration of economic trends to execute a Fund’s investment strategy.

2.	Implementation of Investment Strategy

In order to implement each Fund’s investment strategy, the Adviser and/or Sub-Advisers of a Fund may review and change the securities, other assets and other positions held by the Fund (“Portfolio Instruments”) held by the Fund daily.

The Advisers and the Sub-Advisers will not disclose information concerning the identities and quantities of the Portfolio Instruments before such information is publicly disclosed and is available to the entire investing public. 9

[7]	A Feeder Fund managed in a master-feeder structure will not make direct investments in any securities other than the securities issued by its respective Master Fund.

[8]	In a master-feeder structure, the Master Fund, rather than the Feeder Fund, would invest its portfolio in compliance with the Order. There would be no ability by Fund shareholders to exchange shares of Feeder Funds for shares of another feeder series of the Master Fund.

[9]	Each of the Advisers, any Sub-Advisers and the Distributor have adopted or will adopt a Code of Ethics (as required under Rule 17j-1 under the Act and Rule 204-2 under the Advisers Act) that will contain provisions reasonably necessary to prevent Access Persons (as defined in Rule 17j-l) from engaging in any conduct prohibited in Rule 17j-1. In addition, the Advisers and any Sub-Adviser have adopted or will adopt Policies and Procedures to Detect and Prevent Insider Trading as required under Section 204A of the Advisers Act that are reasonably designed, taking into account the nature of their business, to prevent the misuse of material non-public information in violation of the Advisers Act or Exchange Act or the rules or regulations thereunder.

3.	Depositary Receipts

The Funds, either directly or through a Master Fund, may invest in American depositary receipts (“ADRs”). Applicants do not believe that investment in ADRs will adversely affect the Funds.

A Foreign Fund, either directly or through a Master Fund, may invest a significant portion of its assets in depositary receipts representing foreign securities in which they seek to invest (“Depositary Receipts”). Depositary Receipts are typically issued by a financial institution (a “depositary bank”) and evidence ownership interests in a security or a pool of securities (“Underlying Securities”) that have been deposited with the depositary bank.10 No affiliated persons of Applicants or any Sub-Adviser will serve as the depositary bank for any Depositary Receipts held by a Fund. A Fund (or its respective Master Fund) will not invest in any Depositary Receipts that the Adviser and/or Sub-Adviser deem to be illiquid or for which pricing information is not readily available.

B.	Capital Structure and Voting Rights; Book-Entry

Owners of beneficial interests in Shares of the Funds (“Beneficial Owners”) will have one vote per Share with respect to matters regarding the Trusts or the respective Fund for which a shareholder vote is required consistent with the requirements of the Act and the rules promulgated thereunder and state law applicable to the Trusts.

Shares will be registered in book-entry form only and the Funds will not issue individual Share certificates. The Depository Trust Company, New York, New York, a limited purpose trust company organized under the laws of the State of New York (“DTC”) or its nominee will be the record or registered owner of all outstanding Shares. Beneficial ownership of Shares will be shown on the records of DTC or DTC participants (“DTC Participants”). Beneficial Owners will exercise their rights in such securities indirectly through DTC and the DTC Participants. All references herein to owners or holders of such Shares shall reflect the rights of persons holding an interest in such securities as they may indirectly exercise such rights through DTC and DTC Participants, except as otherwise specified. No Beneficial Owner shall have the right to receive a certificate representing such Shares. Delivery of all notices, statements, shareholder reports and other communications from any Fund to Beneficial Owners will be at such Fund’s expense through the customary practices and facilities of DTC and the DTC Participants.

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Depositary Receipts include ADRs and Global Depositary Receipts (“GDRs”). With respect to ADRs, the Depository is typically a U.S. financial institution and the underlying securities are issued by a foreign issuer. The ADR is registered under the Securities Act on Form F-6. With respect to other Depositary Receipts, the Depository may be foreign or a U.S. entity, and the underlying securities may have a foreign or a U.S. issuer. ADR trades occur either on a Stock Exchange or off-exchange. The Financial Industry Regulatory Authority (“FINRA”) Rule 6620 requires all off-exchange transactions in ADRs to be reported within 90 seconds and ADR trade reports to be disseminated on a real-time basis. With respect to GDRs, the depositary may be foreign or a U.S. entity and the underlying securities may have a foreign or a U.S. issuer. All GDRs are sponsored and trade on a foreign exchange.

C.	Exchange Listing

Each Fund will offer Shares that will be listed on one or more Exchanges. The Fund’s Primary Listing Exchange will not be affiliated with the Distributor. The Shares will not be individually redeemable by the Fund, but will trade on the Exchange as individual Shares.

The Distributor will serve as principal underwriter only of the Creation Units of Shares. The principal secondary market for Shares will be the exchange on which the Shares are listed and traded (the “Primary Listing Exchange”). Shares of the Funds will be traded on the Exchange in a manner similar to ETFs that are currently being traded. When NYSE Arca, Inc. (“NYSE Arca”) is the Primary Listing Exchange, it is expected that one or more Exchange member firms will be designated by the Exchange to act as a market maker (a “Market Maker”).11

Applicants will satisfy all of the listing requirements necessary to maintain the Shares’ listing on the Exchange. This includes any minimum threshold requirements related to Beneficial Owners and any additional listing requirement the Exchange deems advisable. In addition, if a Fund ceases operation and terminates, the Exchange may remove the Shares of the Fund from listing and trading. 12 As long as each Fund operates in reliance on the requested Order, Shares will be listed on an Exchange.

D.	Sales of Shares

1.	General

The Trusts will offer, issue and sell Shares of each Fund to investors only in Creation Units through the Distributor on a continuous basis at the NAV per Share next determined after an order in proper form is received. The NAV of each Fund will be calculated on each business day, which means any day the Trusts are open for business, including as required by Section 22(e) of the Act (“Business Day”), as of the close of regular trading on the NYSE, generally at 4:00 p.m. Eastern Time.13 The Trusts will sell and redeem Creation Units of each Fund only on a Business Day.

[11]	If Shares are listed on The NASDAQ Stock Market LLC (“Nasdaq”) or a similar electronic Exchange (including NYSE Arca), one or more member firms of that Exchange will act as Market Maker and maintain a market for Shares trading on that Exchange. On Nasdaq, no particular Market Maker would be contractually obligated to make a market in Shares. However, the listing requirements on Nasdaq, for example, stipulate that at least two Market Makers must be registered in Shares to maintain a listing. In addition, on Nasdaq and NYSE Arca, registered Market Makers are required to make a continuous two-sided market or subject themselves to regulatory sanctions. No Market Maker will be an affiliated person, or a second-tier affiliate, of the Funds, except within Section 2(a)(3)(A) or (C) of the Act due solely to ownership of Shares as discussed below.

[12]	In the event that any Fund is terminated, the composition and weighting of the Portfolio Instruments to be made available to redeemers shall be established as of such termination date. Although Shares are not automatically redeemable upon the occurrence of any specific event, each Fund’s organizational documents provide that the Board will have the unrestricted power to alter the number of Shares constituting a Creation Unit. Therefore, in the event of a termination, the Board in its discretion could determine to permit the Shares to be individually redeemable. In such circumstances, the Fund might elect to pay cash redemptions to all shareholders, with an “in kind” election for shareholders owning in excess of a certain stated minimum amount.

[13]	Applicants note that each Fund will have in place procedures for the fair valuation of Portfolio Instruments in calculating NAV.

Shares will not be individually redeemable. Only Shares combined into Creation Units of a specified size will be redeemable. Creation Units will not be listed or traded. The Shares, however, will be listed on an Exchange and traded in the secondary market in the same manner as other equity securities. Applicants intend that the initial NAV of the Shares be established at a level convenient for trading purposes.

Finally, Applicants have determined that purchases and redemptions of Creation Units shall be made generally by means of an “in-kind” tender of specified Portfolio Instruments, with any cash portion of the purchase price and redemption proceeds to be kept to a minimum, all in a manner described herein. This “in-kind” approach will minimize the need to liquidate a Fund’s Portfolio Instruments to meet redemptions and to acquire Portfolio Instruments in connection with purchases of Creation Units and should permit closer tracking of the market price and NAV. “In-kind” purchases and redemptions will be made only in Creation Units.

2.	Purchase and Redemption of Creation Units

In order to keep costs low and permit each Fund to be as fully invested as possible, Shares will be purchased and redeemed in Creation Units and generally on an in-kind basis. Accordingly, except where the purchase or redemption will include cash under the limited circumstances specified below, purchasers will be required to purchase Creation Units by making an in-kind deposit of specified instruments (“Deposit Instruments”), and shareholders redeeming their Shares will receive an in-kind transfer of specified instruments (“Redemption Instruments”).14 On any given Business Day, the names and quantities of the instruments that constitute the Deposit Instruments and the names and quantities of the instruments that constitute the Redemption Instruments will be identical, and these instruments may be referred to, in the case of either a purchase or a redemption, as the “Creation Basket.” In addition, the Creation Basket will correspond pro rata to the positions in the Fund’s portfolio (including cash positions), 15 except:

(a) in the case of bonds, for minor differences when it is impossible to break up bonds beyond certain minimum sizes needed for transfer and settlement;

[14]	The Funds must comply with the federal securities laws in accepting Deposit Instruments and satisfying redemptions with Redemption Instruments, including that the Deposit Instruments and Redemption Instruments are sold in transactions that would be exempt from registration under the Securities Act. In accepting Deposit Instruments and satisfying redemptions with Redemption Instruments that are restricted securities eligible for resale pursuant to Rule l44A under the Securities Act, the Funds will comply with the conditions of Rule 144A.

[15]	The portfolio used for this purpose will be the same portfolio used to calculate the Fund’s NAV for that Business Day.

(b) for minor differences when rounding is necessary to eliminate fractional shares or lots that are not tradeable round lots;16 or

(c) to-be-announced (“TBA”) transactions17, short positions, and other positions that cannot be transferred in-kind18 will be excluded from the Creation Basket.19

If there is a difference between the net asset value attributable to a Creation Unit and the aggregate market value of the Creation Basket exchanged for the Creation Unit, the party conveying instruments with the lower value will also pay to the other an amount in cash equal to that difference (the “Balancing Amount”). A difference may occur where the market value of the Portfolio Deposit changes relative to the NAV of the Fund for the reasons identified in clauses (a) through (c) above.

Purchases and redemptions of Creation Units may be made in whole or in part on a cash basis, rather than in-kind, solely under the following circumstances:

(a) to the extent there is a Balancing Amount, as described above;

(b) if, on a given Business Day, the Fund announces before the open of trading that all purchases, all redemptions or all purchases and redemptions on that day will be made entirely in cash;

(c) if, upon receiving a purchase or redemption order from an Authorized Participant (as defined below), the Fund determines to require the purchase or redemption, as applicable, to be made entirely in cash;20

[16]	A tradeable round lot for a security will be the standard unit of trading in that particular type of security in its primary market.

[17]	A TBA transaction is a method of trading mortgage-backed securities. In a TBA Transaction, the buyer and seller agree upon general trade parameters such as agency, settlement date, par amount and price. The actual pools delivered generally are determined two days prior to the settlement date.

[18]	This includes instruments that can be transferred in-kind only with the consent of the original counterparty to the extent the Fund does not intend to seek such consents.

[19]	Because these instruments will be excluded from the Creation Basket, their value will be reflected in the determination of the Balancing Amount (defined below).

[20]	In determining whether a particular Fund will sell or redeem Creation Units entirely on a cash or in-kind basis (whether for a given day or a given order), the key consideration will be the benefit that would accrue to the Fund and its investors. For instance, in bond transactions, the Advisers may be able to obtain better execution than Share purchasers because of the Advisers’ size, experience and potentially stronger relationships in the fixed income markets. Purchases of Creation Units either on an all cash basis or in-kind are expected to be neutral to the Funds from a tax perspective. In contrast, cash redemptions typically require selling portfolio holdings, which may result in adverse tax consequences for the remaining Fund shareholders that would not occur with an in-kind redemption. As a result, tax considerations may warrant in-kind redemptions.

(d) if, on a given Business Day, the Fund requires all Authorized Participants purchasing or redeeming Shares on that day to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because: (i) such instruments are not eligible for transfer through either the NSCC (as defined below) or DTC; or (ii) in the case of Foreign Funds, such instruments are not eligible for trading due to local trading restrictions, local restrictions on securities transfers or other similar circumstances; or

(e) if the Fund permits an Authorized Participant to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because: (i) such instruments are, in the case of the purchase of a Creation Unit, not available in sufficient quantity; (ii) such instruments are not eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting; or (iii) a holder of Shares of a Foreign Fund would be subject to unfavorable income tax treatment if the holder receives redemption proceeds in-kind.21

Each Business Day, before the open of trading on the Listing Exchange, the Fund will cause to be published through the NSCC the names and quantities of the instruments comprising the Creation Basket, as well as the estimated Balancing Amount (if any), for that day. The published Creation Basket will apply until a new Creation Basket is announced on the following Business Day, and there will be no intra-day changes to the Creation Basket except to correct errors in the published Creation Basket. The instruments and cash that the purchaser is required to deliver in exchange for the Creation Units it is purchasing, as described in this Section III.D.2, may be referred to as the “Portfolio Deposit.”

Applicants do not believe that the Shares will persistently trade in the secondary market at a significant premium or discount in relation to the Fund’s NAV.

3.	Payment Requirements for Creation Units

All orders to purchase Shares in Creation Units must be placed with the Distributor by or through an “Authorized Participant” which is either: (1) a “Participating Party,” i.e., a Broker or other participant in the Continuous Net Settlement (“CNS”) System of National Securities Clearing Corporation (“NSCC”), a clearing agency registered with the Commission or (2) a DTC Participant, which, in either case, has signed a “Participant Agreement” with the Distributor. An Authorized Participant is not required to be a member of an Exchange. As described below, the Distributor will be responsible for transmitting orders to the Funds and will furnish to those placing such orders confirmation that the orders have been accepted, but the Distributor may reject any order for any reason, including an order that is not submitted in proper form. Subsequent to the acceptance of an order to purchase Shares in Creation Units, upon delivery of the requisite Deposit Instruments and Balancing Amount, the Distributor will instruct the Trusts to initiate “delivery” of the appropriate number of Shares of the applicable Fund to the book-entry account specified by the entity placing the order in the manner described below. The Distributor also will be responsible for delivering a Fund’s current prospectus (“Prospectus”) or

[21]	A “custom order” is any purchase or redemption of Shares made in whole or in part on a cash basis in reliance on clause (e)(i) or (e)(ii).

Summary Prospectus,22 if applicable, to purchasers of Creation Units and for maintaining records of both the orders placed with it and the confirmations of acceptance furnished by it. In addition, the Distributor will maintain a record of the instructions given to the Trusts to implement the delivery of Shares. The Distributor may delegate certain administrative tasks to the Funds’ administrator.

Creation Units may be purchased only by or through an Authorized Participant that has entered into a Participant Agreement with the Distributor. An investor does not have to be an Authorized Participant, but must place an order through, and make appropriate arrangements with, an Authorized Participant. Authorized Participants making payment for an order placed through the Distributor of any Creation Unit(s) of Shares of any Domestic Fund that is an Equity Fund must either: (1) initiate instructions pertaining to Portfolio Deposits through the CNS System as such processes have been enhanced to effect purchases and redemptions of Creation Units of Shares (such process being referred to herein as the “Shares Clearing Process”) or (2) deposit Portfolio Deposits with the Trusts “outside” the Shares Clearing Process through the facilities of DTC. This latter process, which is a DTC manual clearing process, is available to all DTC Participants; because it involves the manual line-by-line movement of (potentially) hundreds of securities positions, its usage generally costs a Fund more than the Shares Clearing Process to settle a purchase or redemption of a Creation Unit. With respect to any Fund that invests in a mix of domestic and foreign equity and debt securities, the clearance and settlement of its Creation Units will depend on the nature of each security, consistent with the processes discussed below.

The Shares Clearing Process is not currently available for purchases or redemptions of Foreign Funds. Accordingly, Authorized Participants making payment for orders of Creation Units of Shares of Foreign Funds must have international trading capabilities and must deposit the Portfolio Deposit with the Fund “outside” the Shares Clearing Process through the relevant Fund’s custodian (the “Custodian”) and sub-custodians. Following the notice of intention, an irrevocable order to purchase Creation Units, in the form required by the Fund, must be received by the Distributor from the Authorized Participant on its own or another investor’s behalf by the Order Cut-Off Time on the Transmittal Date (both as defined below). Once a purchase order has been placed with the Distributor, the Distributor will inform the Adviser and Custodian. Once the Custodian has been notified of an order to purchase, it will provide necessary information to the sub-custodian(s) of the relevant Foreign Fund. The Authorized Participant will deliver to the appropriate sub-custodians, on behalf of itself or the Beneficial Owner on whose behalf it is acting, the relevant Portfolio Deposit. Deposit Instruments must be delivered to the accounts maintained at the applicable sub-custodians. All sub-custodians will comply with Rule 17f-5 under the Act. Once sub-custodians confirm to the Custodian that the required securities have been delivered, the Custodian will notify the Adviser and Distributor. The Distributor will then deliver a confirmation and Fund Prospectus or Summary Prospectus to the purchaser.

See Section F.2 herein entitled “Settlement and Clearing of Fixed Income Funds” for the creation procedures applicable to Fixed Income Funds.

[22]	As defined in IC Rel. No. 28584, Enhanced Disclosure and New Prospectus Delivery Option for Registered Open–End Management Investment Companies (January 13, 2009).

All orders to create Creation Units, whether through or “outside,” the Shares Clearing Process, must be received by the Distributor no later than the order cut-off time designated as such in the Participant Agreement (“Order Cut-Off Time”), in each case on the date such order is placed (“Transmittal Date”) in order for creation of the Creation Units to be effected based on the NAV of the relevant Funds as determined on such date. Currently, in the case of custom orders, the order must be received by the Distributor, no later than 3:00 p.m. ET. On days when an Exchange or the bond markets close earlier than normal, Fixed Income Funds may require custom orders for Creation Units to be placed earlier in the day. For example, on days when the generally accepted close of the bond market occurs earlier than normal (such as the day before a holiday), the Order Cut-Off Time for custom orders is expected to be no later than 11:00 a.m. ET.

4.	Placement and Acceptance of Creation Unit Purchase Orders

To initiate an order for a Creation Unit of any particular Fund, an Authorized Participant must give notice to the Distributor of its intent to submit such an order to purchase not later than the Order Cut-Off Time on the relevant Business Day. The Order Cut-Off Time for purchases of Shares of each Fund will be the same time that the Fund calculates its NAV and is currently expected to be 4:00 p.m. ET. Once the Distributor receives a notice of an intent to submit an order, the Distributor shall cause the Adviser, and/or the Sub-Advisers and the Custodian to be informed of such notice.

5.	Purchases Through the Shares Clearing Process

An entity purchasing Creation Units of Shares may use the Shares Clearing Process that has been designed to provide trade instructions and the transfer of the requisite Portfolio Deposit to the Trusts, along with the appropriate Transaction Fee (as defined below). Upon the deposit of such Portfolio Deposit in payment for such Creation Units of Shares placed through the Distributor, such Shares will be delivered to the purchaser thereof.

6.	Purchases “Outside” the Shares Clearing Process

An entity purchasing Creation Units of Shares “outside” the Shares Clearing Process will be using a manual line-by-line position movement of each Deposit Instrument. Upon the deposit of the requisite Portfolio Deposit in payment for Creation Units placed through the Distributor, such Shares in Creation Units will be delivered to the purchasers thereof.

An Authorized Participant must make available on or before the contractual settlement date, by means satisfactory to the Trusts, immediately available for same-day funds estimated by the Trusts to be sufficient to pay the Balancing Amount next-determined after acceptance of the purchase order together with the applicable purchase Transaction Fee. Any excess funds will be returned following settlement of the issue of the aggregation of a Creation Unit.

Subject to the conditions that (a) a properly completed irrevocable purchase order has been submitted by an Authorized Participant (either on its own or another investor’s behalf) not later than the Order Cut-Off Time on the Transmittal Date, and (b) arrangements satisfactory to the Trusts are in place for payment of the cash portion of the Portfolio Deposit that may be due, the Trusts will accept the order, subject to their rights (and the right of the Distributor, the Advisers and/or the Sub-Advisers) to reject any order for any reason, including an order not submitted in proper form.

Once the Trusts have accepted an order, upon the next determination of the NAV per Share of the relevant Fund, the Trusts will confirm the issuance, against receipt of payment, of a Creation Unit of such Fund at such NAV per Share. The Distributor will then transmit a confirmation of acceptance to the Authorized Participant that placed the order.

A Creation Unit of a Fund will not be issued until the transfer of good title to the Trusts of the Deposit Instruments and the payment of the Balancing Amount have been completed. Notwithstanding the foregoing, to the extent contemplated by a Participant Agreement, Creation Units will be issued to an Authorized Participant despite the fact that the corresponding Portfolio Deposits have not been received in part or in whole, in reliance on the undertaking of such Authorized Participant to deliver the missing Deposit Instruments as soon as possible, which undertaking shall be secured by such Authorized Participant’s delivery and maintenance of sufficient collateral. The Participant Agreement will permit the Fund to use such collateral to buy the missing Deposit Instruments at any time and will subject the Authorized Participant to liability for any shortfall between the cost to the Trusts of purchasing such securities and the value of the collateral.

7.	Rejection of Creation Unit Purchase Orders

As noted above, the Distributor may reject any order to purchase Creation Units for any reason, including if an order to purchase Shares is not submitted in proper form. In addition, a Fund may reject a purchase order transmitted to it by the Distributor if:

(i)	the purchaser or group of related purchasers, upon obtaining the Creation Units of Shares of a Fund order, would own eighty percent (80%) or more of the outstanding Shares of such Fund;

(ii)	the acceptance of the Portfolio Deposit would have certain adverse tax consequences, such as causing the Fund no longer to meet “regulated investment company” (“RIC”) status under the Internal Revenue Code of 1986 (“Code”) for federal tax purposes;

(iii)	the acceptance of the Portfolio Deposit would, in the opinion of the Fund, be unlawful, as in the case of a purchaser who was banned from trading in securities;

(iv)	the acceptance of the Portfolio Deposit would otherwise, in the discretion of the Fund, the Adviser and/or Sub-Advisers, have an adverse effect on the Fund or on the rights of the Fund’s Beneficial Owners; or

(v)

there exist circumstances outside the control of the Fund that make it impossible to process purchases of Creation Units of Shares for all practical purposes. Examples of such circumstances include: acts of God or public service or utility problems such as fires, floods, extreme weather conditions and power outage resulting in telephone, telecopy and computer failures; market conditions or activities causing trading halts; systems failures involving computer or other information systems affecting the Funds, the Advisers, any Sub-Adviser, the Fund’s transfer agent, the Custodian, the Distributor, DTC, NSCC or any other participant in the purchase process; and similar extraordinary events.

E.	Pricing

The price of Shares trading on an Exchange will be based on a current bid/offer market. The price of Shares of any Fund, like the price of all traded securities, is subject to factors such as supply and demand, as well as the current value of the Portfolio Instruments held by such Fund. In addition, Shares are available for purchase or sale on an intra-day basis on an Exchange and do not have a fixed relationship to the previous day’s NAV or the current day’s NAV. Prices on an Exchange, therefore, may be below, at, or above the most recently calculated NAV of such Shares. No secondary sales will be made to Brokers or dealers at a concession by the Distributor or by a Fund. Transactions involving the sale of Shares on an Exchange will be subject to customary brokerage commissions and charges.

F.	Redemption

Beneficial Owners of Shares may sell their Shares in the secondary market, but must accumulate enough Shares to constitute a Creation Unit in order to redeem through the Trusts. Redemption orders must be placed by or through an Authorized Participant. Creation Units will be redeemable at the NAV per share next determined after receipt of a request for redemption by the Trusts.

Except with respect to Foreign Funds (as discussed below), consistent with the provisions of Section 22(e) of the Act and Rule 22e-2 thereunder, the right to redeem will not be suspended, nor payment upon redemption delayed, except as provided by Section 22(e) of the Act. Subject to the foregoing, Creation Units of any Fund will be redeemable on any Business Day in exchange for the Redemption Instruments and any Balancing Amount23 in effect on the date a request for redemption is made. 24 For more information about payments by a Fund for redeemed securities, please see Section III.D.2, “Purchase and Redemption of Creation Units,” above.

[23]

Feeder Funds will redeem shares from the appropriate Master Fund and then deliver to the redeeming shareholder a portfolio of Redemption Instruments and specified Balancing Amount as published in the Creation Basket.

[24]

In the event that the Trusts or any Fund is terminated, the composition and weighting of the Portfolio Instruments to be made available to redeemers shall be established as of such termination date. There are no specific termination events, but the Trusts or any Fund may be terminated either by a majority vote of the Board or by the affirmative vote of a majority of the holders of Shares of the Trusts or the Funds entitled to vote. Although the Shares are not automatically redeemable upon the occurrence of any specific event, the Trusts’ organizational documents will provide that the Board of Trustees will have the unrestricted right and power to alter the number of Shares that constitute a Creation Unit. Therefore, in the event of a termination, the Board of Trustees of the Trusts in their sole discretion could determine to permit the Shares to be individually redeemable. In such circumstances, the Trusts might elect to pay cash redemptions to all Beneficial Owners, with an “in-kind” election for Beneficial Owners owning in excess of a certain stated minimum amount.

1.	Redemption Procedures Applicable to Equity Funds.

Creation Units may be redeemed through the Shares Clearing Process. Procedures for such redemptions are analogous (in reverse) to those for purchases through the Shares Clearing Process. Creation Units may also be redeemed outside the Shares Clearing Process, however, a higher Transaction Fee (defined below) will be charged.25 As discussed below, a redeemer will pay a Transaction Fee to offset the Fund’s trading costs, operation processing costs, brokerage commissions and other similar costs incurred in transferring the Redemption Instruments from its account to the account of the redeeming investor.

A redemption request outside the Shares Clearing Process will be considered to be in proper form if (a) a duly completed request form is received by the Distributor from the Authorized Participant on behalf of itself or another redeeming investor at a time specified by the Trusts (currently expected to be 4:00 p.m. ET) and (b) arrangements satisfactory to the Trusts are in place for the Authorized Participant to transfer or cause to be transferred to the Trusts the Creation Unit of a Fund being redeemed through the book-entry system of DTC on or before contractual settlement of the redemption request.

2.	Settlement and Clearing of Fixed Income Funds.

The Deposit Instruments and Redemption Instruments of each Fixed Income Fund will settle via free delivery through the Federal Reserve System for U.S. government securities; and through DTC for U.S. corporate and non-corporate (other than U.S. government) fixed income securities and cash. Settlement and clearing of foreign securities presently cannot be made using the DTC Process. This is true for current ETFs which hold foreign securities. For Funds utilizing the in-kind process, the Custodian will monitor the movement of the Deposit Instruments and will instruct the movement of the Shares only upon validation that the Deposit Instruments have settled correctly or that required collateral is in place.

As with the settlement of Equity Fund transactions outside of the CNS System, (i) Shares of the Fixed Income Funds and U.S. corporate and non-corporate bonds (other than U.S. government securities) and cash will clear and settle through DTC, (ii) U.S. government securities will clear and settle through the Federal Reserve System, and (iii) non-U.S. fixed income securities and non-U.S. money market securities will clear and settle through the appropriate sub-custodian and the standard clearance and settlement mechanism of the applicable non-U.S. jurisdiction. More specifically, creation transactions will settle as follows: on settlement date, an Authorized Participant will transfer Deposit Instruments that are U.S. corporate and non-corporate bonds (other than U.S. government securities) through DTC to a

[25]

To the extent contemplated by a Participant Agreement, in the event an Authorized Participant has submitted a redemption request in proper form but is unable to transfer all or part of the Creation Unit to be redeemed to the Distributor on behalf of the Fund, the Distributor will nonetheless accept the redemption request in reliance on an undertaking by the Authorized Participant to deliver the missing Shares as soon as possible, which undertaking shall be secured by the Authorized Participant’s delivery and maintenance of sufficient collateral. The Participant Agreement will permit the Trusts, on behalf of the relevant Fund, to use such collateral to purchase the missing Shares or acquire the Redemption Instruments and the Balancing Amount underlying such Shares, and will subject the Authorized Participant to liability for any shortfall between the cost of the Trusts acquiring such Shares, Redemption Instruments or Balancing Amount and the value of the collateral.

DTC account maintained by the Funds’ Custodian, and Deposit Instruments that are U.S. government securities, together with any Balancing Amount to the Custodian through the Federal Reserve System. For non-U.S. fixed income securities, once a purchase order has been placed with the Distributor, the Distributor will inform the Adviser and the Funds’ Custodian. The Custodian will then inform the appropriate sub-custodians. The Authorized Participant will deliver to the appropriate sub-custodians, on behalf of itself or the Beneficial Owner, the relevant Portfolio Deposit. Once the Custodian has verified the receipt of all the Deposit Instruments (or in the case of failed delivery of one or more bonds, collateral, which will be marked to market each day the failed delivery remains undelivered) and the receipt of any Balancing Amount, the Custodian will notify the Distributor and the Adviser. The Fund will issue Creation Units of Shares and the Custodian will deliver the Shares to the Authorized Participants through DTC. DTC will then credit the Authorized Participant’s DTC account. The clearance and settlement of redemption transaction essentially reverses the process described above. After a Fund has received a redemption request in proper form and the Authorized Participant transfers Creation Units to the Custodian through DTC, the Fund will cause the Custodian to initiate procedures to transfer the requisite Redemption Instruments and any Balancing Amount. On the settlement date, assuming the Custodian has verified receipt of the Creation Units, the Custodian will transfer Redemption Instruments that are corporate and non-corporate bonds (other than U.S. government securities) to the Authorized Participant through DTC and Redemption Instruments that are U.S. government securities, together with any Balancing Amount through the Federal Reserve System. Non-U.S. fixed income securities will clear and settle through the appropriate sub-custodian as described above.

Shares of each Fixed Income Fund will be debited or credited by the Custodian directly to the DTC accounts of the Authorized Participants. Since creation/redemption transaction for Shares of the Fixed Income Funds will not clear and settle through the CNS System, the failed delivery of one or more Deposit Instruments (on a create) or one or more Redemption Instruments (on a redemption) will not be facilitated by the CNS System. Therefore, Authorized Participants will be required to provide collateral to cover the failed delivery of Deposit Instruments in connection with an “in-kind” creation of Shares. In case of a failed delivery of one or more Deposit Instruments, the Fixed Income Funds will hold the collateral until the delivery of such Deposit Instrument. The Funds will be protected from failure to receive the Deposit Instruments because the Custodian will not effect the Fixed Income Fund’s side of the transaction (the issuance of Shares) until the Custodian has received confirmation of receipt of the Authorized Participant’s incoming Deposit Instruments (or collateral for failed Deposit Instruments) and Balancing Amount. In the case of redemption transactions, the Fixed Income Funds will be protected from failure to receive Creation Units because the Custodian will not effect the Fixed Income Fund’s side of the transaction (the delivery of Redemption Instruments and the Balancing Amount) until the Fixed Income Fund’s transfer agent, has received confirmation of receipt of the Authorized Participant’s incoming Creation Units. The settlement of such Fixed Income Funds’ Shares will be aligned with the settlement of their underlying domestic and/or foreign fixed income Deposit Instruments or Redemption Instruments (or cash) and, except as discussed herein with respect to Portfolio Instruments traded in foreign markets, will generally occur on a settlement cycle of “T+3” Business Days or shorter, at the sole discretion of the Trusts on behalf of each Fixed Income Fund.26

[26]

Applicants note that Shares of the Fixed Income Funds typically will trade and settle on a trade date plus three business days (“T+3”) basis. Where this occurs, Applicants believe that Shares of each Fixed Income Fund will trade in the secondary market at prices that reflect interest and coupon payments on Portfolio Instruments through the Shares’ T+3 settlement date. As with other investment companies, the Act requires the Fixed Income Funds to calculate NAV based on the current market value of portfolio investments, and does not permit the Fixed Income Funds to reflect in NAV interest and coupon payments not due and payable. Therefore, to the extent that Shares of the Fixed Income Funds may trade in the secondary market at a price that reflects interest and coupon payments due on a T+3 settlement date, Applicants anticipate that such Shares may trade in the secondary market at a slight premium to NAV that reflects these interest and coupon payments. Applicants do not believe that this apparent premium will have any impact on arbitrage activity or the operations of the Fixed Income Funds. The Market Makers (and other institutional investors) who would take advantage of arbitrage activity have full access to this information and regularly consider such information when buying an individual bond or baskets of fixed income securities. Applicants do not believe that the clearing and settlement process will affect the arbitrage of Shares of the Fixed Income Funds.

Applicants do not believe the issuance and settlement of Creation Units in the manner described above will have any negative impact on the arbitrage efficiency or the secondary market trading of Shares.

G.	Transaction Fees

Transaction expenses, including operational processing and brokerage costs, may be incurred by a Fund when investors purchase or redeem Creation Units “in-kind” and such costs have the potential to dilute the interests of the Fund’s existing Beneficial Owners. Hence, each Fund may impose purchase or redemption transaction fees (“Transaction Fees”) in connection with effecting such purchases or redemptions. Since the Transaction Fees are intended to defray the transaction expenses, as well as to prevent possible shareholder dilution resulting from the purchase or redemption of Creation Units, the Transaction Fees will be borne only by such purchasers or redeemers. In those instances in which a Fund permits an “in-kind” purchaser to substitute cash in lieu of depositing one or more of the requisite Deposit Instruments or Redemption Securities, the purchaser or seller may be assessed a higher Transaction Fee on the “cash in lieu” portion of its investment to cover the cost of purchasing the necessary securities, including operational processing and brokerage costs, and part or all of the spread between the expected bid and offer side of the market relating to such Deposit Instruments or Redemption Instruments. An entity purchasing or redeeming Shares in Creation Unit aggregations “outside” the Shares Clearing Process may be required to pay a higher Transaction Fee than would have been charged had the transaction been effected through the Shares Clearing Process because this process involves the manual line-by-line movement of (potentially) hundreds of securities positions and its usage generally costs a Fund more than the Shares Clearing Process to settle a purchase or redemption of a Creation Unit. The exact amounts of such Transaction Fees will be determined separately for each Fund and may vary over time.

The amount of the maximum Transaction Fee for each Fund and the method of calculating such Transaction Fees will be set separately. From time to time and for such periods as the Advisers and/or a Sub-Adviser in their sole discretion may determine, the Transaction Fees for purchases or redemptions of Creation Units for any Fund may be increased, decreased or otherwise modified. Such Transaction Fees will be limited to amounts that have been determined by the Fund to be appropriate and will take into account operational processing costs associated with the recent Deposit Instruments and Redemption Instruments of the Funds. In all cases, such Transaction Fees will be limited in accordance with requirements of the Commission applicable to management investment companies offering redeemable securities.

In a master-feeder structure, the Transaction Fees would be paid indirectly to the Master Fund. Applicants are not requesting relief from Section 18 of the Act. Accordingly, a Master Fund may require a Transaction Fee payment to cover expenses related to purchases or redemptions of the Master Fund’s shares by a Feeder Fund only if it requires the same payment for equivalent purchases or redemptions by any other feeder fund. Thus, for example, a Master Fund may require payment of a Transaction Fee by a Feeder Fund for transactions for 20,000 or more shares so long as it requires payment of the same Transaction Fee by all feeder funds for transactions involving 20,000 or more shares.

H.	Dividends, Distributions and Tax

Dividends from net investment income will be declared and paid at least annually by each Fund in the same manner as by other open-end investment companies. Certain of the Funds may pay dividends, if any, on a monthly or quarterly basis. Dividends will be paid to Beneficial Owners of record in the manner described below. Distributions of realized capital gains, if any, generally will be declared and paid once a year, but each Fund may make distributions on a more frequent basis to comply with the distribution requirements of the Code, in all events in a manner consistent with the provisions of the Act.

Dividends and other distributions on Shares of each Fund will be distributed on a pro rata basis to Beneficial Owners of Shares. Dividend payments will be made through DTC and the DTC Participants to Beneficial Owners on the record date with amounts received from each Fund.

Each Fund (a) will make additional distributions to the extent necessary to distribute the annual investment company taxable income of the Fund, plus any net capital gains and (b) may make additional distributions to avoid imposition of the excise tax imposed by Section 4982 of the Code. The Board of Trustees will reserve the right to declare special dividends if, in its reasonable discretion, such action is necessary or advisable to preserve the status of each Fund as a RIC or to avoid imposition of income or excise taxes on undistributed income.

I.	Dividend Reinvestment Service

The Trusts will not make the DTC book-entry dividend reinvestment service available for use by Beneficial Owners for reinvestment of their cash proceeds, but certain individual Brokers may make a dividend reinvestment service available to their clients. Shares acquired pursuant to such dividend reinvestment service will be held by the Beneficial Owners in the same manner and subject to the same terms and conditions as for other Shares owned by the Beneficial Owners. Brokerage commissions and other costs, if any, incurred in purchasing Shares with the cash from the distributions generally will be an expense borne by the individual Beneficial Owners participating in reinvestment through such service.

J.	Shareholder Transaction and Distribution Expenses

No sales charges for purchases of Creation Units of Shares of any Fund are contemplated. As indicated above, each Fund will charge a Transaction Fee only to those investors purchasing and redeeming Creation Units of its Shares. However, investors purchasing and selling Shares in the secondary market may incur customary brokerage commissions, fees and expenses. The Trusts will be authorized to implement a plan under Rule 12b-1 of the Act of up to 25 basis points for each of the Funds, calculated on the average daily NAV of each Fund.

K.	Shareholder Reports

The Trusts will furnish to the DTC Participants for distribution to Beneficial Owners of each Fund notifications with respect to each distribution, as well as an annual notification as to the tax status of such Funds’ distributions. The Trusts will also furnish to the DTC Participants, for distribution to Beneficial Owners, the Trusts’ annual report containing audited financial statements, as well as copies of its semi-annual shareholder report (together, “Shareholder Reports”).

L.	Availability of Information

Applicants believe that a great deal of information will be available to prospective investors about the Funds. On each Business Day, before the commencement of trading in Shares on the Fund’s Primary Listing Exchange, the Fund will disclose on the Trusts’ website (“Website”) the identities and quantities of the Portfolio Instruments and other assets held by the Fund (or its respective Master Fund)27 that will form the basis of the Fund’s calculation of NAV at the end of the Business Day, the Fund’s per Share NAV and the market closing price or the midpoint of the bid/ask spread at the time of the calculation of such NAV (“Bid/Ask Price”), and a calculation of the premium and discount of the market closing price or Bid/Ask Price against the NAV, all as of the prior Business Day. The Website will also include a Fund’s current Summary Prospectus (if any), Prospectus and statement of additional information (“SAI”), each of which may be downloaded. On each Business Day, before commencement of trading in Shares on the Exchange, the Fund will disclose on the Website the identities and quantities of the Portfolio Instruments and other assets held by the Fund (or its respective Master Fund) that will form the basis for the Fund’s calculation of NAV at the end of the Business Day through unaffiliated third-party data vendors. The Website and information will be publicly available at no charge.28

Investors interested in a particular Fund can also obtain the Fund’s Shareholder Reports and its Form N-SAR, filed twice a year. The Fund’s Shareholder Reports are available free upon request from the Trusts, and those documents and the Form N-CSR and Form N-SAR may be viewed on-screen or downloaded from the Commission’s website at http://www.sec.gov.

[27]	Feeder Funds will disclose information about the securities and other assets held by the Master Fund.

[28]	Under accounting procedures followed by the Funds, trades made on the prior Business Day (“T”) will be booked and reflected in NAV on the current Business Day (“T+1”). Accordingly, the Funds will be able to disclose at the beginning of the Business Day the portfolio that will form the basis for the NAV calculation at the end of the Business Day.

In addition, because the Shares are listed on an Exchange, prospective investors have access to information about the product over and above what is normally available about a security of an open-end investment company. Information regarding market price and volume is and will be continually available on a real-time basis throughout the day on Brokers’ computer screens and other electronic services. In addition, the intra-day indicative value or indicative optimized portfolio value, as applicable (the “IIV”), for each Fund will be calculated and disseminated in accordance with each Fund’s relevant listing standards. The Funds are not involved in, or responsible for, the calculation or dissemination of any such amount and make no warranty as to its accuracy.

M.	Sales and Marketing Materials and Prospectus Disclosure

Applicants will take appropriate steps as may be necessary to avoid confusion in the public’s mind between a Fund and a conventional “open-end investment company” or “mutual fund.” Although the Trusts will be classified and registered under the Act as open-end management investment companies, neither the Trusts nor any Fund will be marketed or otherwise held out as a “mutual fund,” in light of the features, described in this Application, that make each Fund significantly different from what the investing public associates with a conventional mutual fund. Instead, each Fund will be marketed as an “actively managed exchange-traded fund.” No Fund marketing materials (other than as required in the Fund’s Prospectus) will reference an “open-end fund” or “mutual fund,” except to compare and contrast a Fund with conventional mutual funds. Further, in all marketing materials where the features or method of obtaining, buying or selling Shares traded on the Exchange are described, there will be an appropriate statement or statements to the effect that Shares are not individually redeemable.

As noted above, certain Future Funds may operate in a master-feeder structure. Under such circumstances, the Feeder Funds would operate, and would be marketed, as ETFs. The respective Master Funds would operate as mutual funds, but would not be publicly offered or marketed. Applicants do not believe the master-feeder structure contemplated in this Application would be confusing to investors because any additional feeder fund that is a traditional mutual fund or other pooled investment vehicle would be marketed separately. The prospectus for each Feeder Fund will clearly indicate that the Feeder Fund is an ETF, each Feeder Fund will have a prospectus separate and distinct from any other feeder funds; and as required by the conditions herein, the Feeder Funds will not be marketed as mutual funds.

Neither the Trusts nor any of the Funds will be advertised or marketed as open-end investment companies, i.e., as mutual funds, which offer individually redeemable securities. Any advertising material where features of obtaining, buying or selling Creation Units are described or where there is reference to redeemability will prominently disclose that Shares are not individually redeemable and that owners of Shares may acquire Shares from a Fund and tender those Shares for redemption to a Fund in Creation Units only.

N.	Procedure by Which Shares Will Reach Investors; Disclosure Documents

Based on the experience of existing ETFs, Applicants expect that there will be several categories of market participants who are likely to be interested in purchasing Creation Units of a Fund.

One category is the institutional investor that desires to invest a portion of its portfolio in the type of Portfolio Instruments held by the relevant Fund and finds Shares a cost effective means to do so, with the added benefit of exchange-traded liquidity should the investor wish to sell some or all of its holdings. Institutional investors may also wish to purchase or redeem Creation Units of a Fund to take advantage of the potential arbitrage opportunities in much the same manner as arbitrageurs (as discussed below).

The other likely institutional investor is the arbitrageur, who stands ready to take advantage of any slight premium or discount in the market price of Shares of a Fund on an Exchange versus the aggregate value of the Portfolio Instruments held by such Fund.29 Applicants do not expect that arbitrageurs will hold positions in Shares for any length of time unless the positions are appropriately hedged. Applicants believe that arbitrageurs will purchase or redeem Creation Units of a Fund in pursuit of arbitrage profit, and in so doing will enhance the liquidity of the secondary market, as well as keep the market price of Shares close to a Fund’s NAV.

Lastly, Applicants observe that Market Makers, acting in the role of providing a fair and orderly secondary market for the Shares, may from time to time find it appropriate to purchase or redeem Creation Units of Shares in connection with its (their) market-making activities on the floor of the Exchange.

In the above examples, those who purchase Shares in Creation Units of a Fund may hold such Shares or may, at the time of purchase or at a later time, sell such Shares into the secondary market. Applicants expect that secondary market purchasers of Shares of a Fund will include both institutional investors and “retail” investors for whom such Shares provide a useful, “retail-priced” exchange-traded mechanism for investing in securities.

As described above, Shares in Creation Units will be offered continuously to the public. Because new Shares may be created and issued on an ongoing basis, at any point during the life of the relevant Fund, a “distribution,” as such term is used in the Securities Act, may be occurring. Some activities on the part of Brokers and other persons may, depending on the circumstances, result in their being deemed participants in a distribution in a manner that could render them statutory underwriters and subject them to the prospectus delivery and liability provisions of the Securities Act. For example, a Broker and/or its customer may be deemed a statutory underwriter if it takes Creation Units after placing an order with the Distributor, breaks them down into the constituent Shares, and sells such Shares directly to customers, or if it chooses to couple the purchase of a supply of new Shares with an active selling effort involving solicitation of secondary market demand for Shares. A determination of whether one is an underwriter must take into account all the facts and circumstances pertaining to the activities of the Broker or its client in the particular cases.

[29]	The aggregate value of the Portfolio Instruments held by a Fund may differ from the NAV of Shares of a Fund in that the Fund’s NAV includes expenses.

Dealers who are not “underwriters,” but are participating in a distribution (as contrasted to ordinary secondary market transactions), and thus dealing with Shares that are part of an “unsold allotment” within the meaning of Section 4(3)(C) of the Securities Act, would be unable to take advantage of the prospectus-delivery exemption provided by Section 4(3) of the Securities Act.30

The Distributor will act as coordinator in connection with the production and distribution of such materials to Brokers and will generally make known among the Broker community that a current version of a Fund’s Prospectus, Summary Prospectus (if applicable) and SAI may be obtained through the Distributor. Brokerage firms will be able to order in advance their anticipated quantities of such materials from the Distributor.

Additionally, the Distributor will arrange to deliver the Prospectus, Summary Prospectus (if any) and SAI to the Exchange, where they will be available for review by investors.

O.	Master-Feeder Structure

1.	In-Kind Transactions in a Master-Feeder Structure

As discussed above, Applicants currently anticipate that certain Future Funds will operate in a master-feeder structure, substantially identical to the structures permitted under Section 12(d)(1)(E) of the Act. Each Master Fund would also operate as a traditional mutual fund, issuing and redeeming shares in accordance with the requirements of Section 22 of the Act and the rules promulgated thereunder. However, Applicants request that the exemption from Section 22(e) requested herein apply to both Foreign Funds and their respective Master Funds. The shareholders of the Master Fund are currently anticipated to be exclusively other investment companies or other pooled investment vehicles that are in the same group of investment companies as the Feeder Fund, and the interests in the Master Fund will be sold to and redeemed by each of the Master Fund’s shareholders on the same terms and will carry the same rights. From the investor’s perspective, the creation and redemption process will be unaffected by the master-feeder structure. For creations, an investor will deliver a basket consisting of in-kind securities and/or cash to the Feeder Fund, and the Feeder Fund will, in turn, deliver the basket to the Master Fund in exchange for interests in the Master Fund. Redemptions will work the same way, but in reverse. At no point will securities delivered in-kind to a Feeder Fund settle to the account of the Feeder Fund, nor will a Feeder Fund invest in securities other than the securities of its corresponding Master Fund.

[30]	Applicants note that prospectus delivery is not required in certain instances, including purchases of Shares by an investor who has previously been delivered a prospectus (until such prospectus is supplemented or otherwise updated) and unsolicited brokers’ transactions in Shares (pursuant to Section 4(4) of the Securities Act). Also, firms that do incur a prospectus-delivery obligation with respect to Shares will be reminded that under Securities Act Rule 153 a prospectus-delivery obligation under Section 5(b)(2) of the Securities Act owed to a member of the Exchange in connection with a sale on such Exchange, is satisfied by the fact that the Prospectus, Summary Prospectus (if any) and SAI are available at such Exchange upon request. The prospectus-delivery mechanism provided in Rule 153 is only available with respect to transactions on the listing Exchange.

When a Feeder Fund is seeking a cash redemption, the proceeds to satisfy the redemption would likely be raised in a manner consistent with the Master Fund’s investment objective, e.g., by using cash on hand and/or selling securities. When the Advisers (or Sub-Adviser) determine it is necessary to sell securities, such sales would be conducted consistent with the Master Fund’s investment objective.

As a practical matter, any cash redemption could reduce the proportion of the most liquid assets held by the Master Fund, but no more so than any investment company — as shares are redeemed, there is potentially a reduction in the most liquid assets in a portfolio. Applicants do not believe that shareholders of the Feeder Funds will be disadvantaged relative to shareholders of other feeder funds. In each case, a redeeming Feeder Fund, through the Authorized Participant, will receive Redemption Instruments equal in value to the next calculated NAV. Further, the list of Redemption Instruments that a redeemer will receive from a Feeder Fund will be published daily.

2.	No Senior Securities

While shareholders of the Feeder Funds may have different rights of redemption versus shareholders of a traditional mutual fund feeder fund in accordance with the Master-Feeder Relief requested in this Application, the relief requested in this Application will not result in any shareholders of any Master Fund having different rights relative to other shareholders of the same Master Fund. Specifically, the Master Fund will not require, but rather will permit, any shareholder feeder fund, including a Feeder Fund, to redeem in-kind. Similarly, the Master Fund will not require, but rather will permit, all shareholder feeder funds, including a Feeder Fund, to purchase and redeem shares in large aggregations. Finally, the Master Fund would be permitted under the requested relief, to delay redemptions in certain specified situations that relate to requested redemptions in-kind. This would apply to all shareholders of the Master Fund that request redemption in-kind.31 As a result, the proposed structure does not give rise to a senior security and should not raise any concerns under Section 18 of the Act.

IV	IN SUPPORT OF THIS APPLICATION

A.	Summary of this Application

Applicants seek an Order from the Commission (1) permitting the Funds to issue Shares that are redeemable in Creation Units only; (2) permitting secondary market transactions in Shares at negotiated prices rather than at the current offering price; (3) permitting affiliated persons of a Fund, or second-tier affiliates, to deposit securities into and receive securities from the Fund in connection with the purchase and redemption of Creation Units; (4) permitting Foreign Funds to pay redemption proceeds more than seven days after Shares are tendered for redemption; (5) permitting certain registered management investment companies and UITs outside of the same group of investment companies as the Funds to acquire Shares in excess of the limits in 12(d)(1)(A), and the Funds, any principal underwriter for a Fund and any Broker to sell Shares to such companies and UITs in excess of the limits in 12(d)(1)(B); and (6) in connection with the transactions described in (5), the Funds as well as the companies and/or UITs to engage in certain affiliated transactions, all as more fully set forth below.

[31]	Other feeder funds invested in any Master Fund are not seeking, and will not rely on, the Section 22(e) relief requested herein.

The exemptive relief specified below is requested pursuant to Section 6(c) of the Act, which provides that the Commission may exempt any person, security or transaction or any class of persons, securities or transactions from any provision of the Act:

if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of . . . [the Act].

Applicants believe that Shares of each Fund afford significant benefits in the public interest. Among other benefits, the availability of Shares would provide: (a) increased investment opportunities that should encourage diversified investment; (b) in the case of individual tradable Shares, a potentially lower cost investment vehicle for small and middle-sized accounts of individuals and institutions that would be available on demand at intra-day prices rather than only closing prices; (c) a security that should be freely available in response to market demand; (d) competition for comparable products available in both foreign and U.S. markets; (e) the ability to facilitate the implementation of diversified investment management techniques; and (f) a more tax efficient investment vehicle than most traditional mutual funds or closed-end funds.

The Commission has indicated that Section 6(c) permits it to exempt “particular vehicles and particular interests” from provisions of the Act that would inhibit “competitive development of new products and new markets offered and sold in or from the United States.”32 The Shares would provide to both retail and institutional investors new exchange-traded investment company products representing interests in the type of Portfolio Instruments held by the Funds. As such, Applicants believe the Shares of the Funds are appropriate for exemptive relief under Section 6(c).

Applicants have made every effort to achieve their stated objectives in a manner consistent with existing statutory and regulatory constraints and within the substantive limits of exemptive relief previously granted to others.

With respect to the exemptive relief specified below regarding Sections 17(a)(1) and 17(a)(2) of the Act, relief is also requested pursuant to Section 17(b) of the Act, which provides that the Commission may approve the sale of securities to an investment company and the purchase of securities from an investment company, in both cases by an affiliated person of such company, if the Commission finds that:

the terms of the proposed transaction . are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transaction is consistent with the policy of each registered investment company concerned . and the proposed transaction is consistent with the general purposes of [the Act].

[32]	“Request for Comments on Reform of the Regulation of Investment Companies,” IC Release No. 17534 (June 15, 1990), at 84.

The sale and redemption of Creation Units of each Fund is on the same terms for all investors. Creation Units will be sold and redeemed at the Fund’s NAV per Share. Such transactions do not involve “overreaching” by an affiliated person. Accordingly, Applicants believe the proposed transactions described herein meet the standards for relief under Section 17(b) of the Act because the terms of such proposed transactions, including the consideration to be paid or received for the Creation Units: (a) are reasonable and fair and do not involve overreaching on the part of any person concerned; (b) are consistent with the policies of the Funds; and (c) are consistent with the general purposes of the Act. The Creation Basket for a Fund will be based on a standard applicable to all investors and will be valued in the same manner in all cases.

With respect to the exemptive relief specified below regarding Section 12(d)(1) of the Act, relief is requested under Section 12(d)(1)(J). Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors. The limits of Section 12(d)(1) are designed to prevent a Fund of Funds from overreaching by using its large position in an underlying fund to exert undue influence to the detriment of the underlying fund. Applicants submit that these concerns are not present in the proposed transactions and that, in any event, Applicants have proposed a number of conditions designed to address those concerns.

Applicants believe that the exemptions requested are necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the Act.

B.	Benefits of the Proposal

The typical ETF allows investors to trade a standardized portfolio of securities in a size comparable to a share of common stock. Trading in market-basket products is an important investment strategy due to (a) the widely acknowledged benefits of diversification and (b) the attraction of baskets selected from a portion of the broader market that investors may want to incorporate into their portfolio. The popularity of QQQs, iShares, SPDRs, MidCap SPDRs, DIAMONDS, and Select Sector SPDRs, all of which are basket products, is ample evidence of the fact that a basket structure has proven attractive to investors.

1.	Intra-Day Trading

Traditional open-end mutual funds do not provide investors the ability to trade throughout the day. Shares, which will be listed on the Exchange, will trade throughout the Exchange’s regular trading hours. The price at which Shares trade will be disciplined by arbitrage opportunities created by the option continually to purchase or redeem Shares in Creation Units, which should help ensure that Shares will not trade at a material discount or premium in relation to a Fund’s NAV, in marked contrast to closed-end investment companies. The continuous ability to purchase and redeem Shares in Creation Units also means that Share prices in secondary trading should not ordinarily be materially affected by limited or excess availability.

2.	Maintaining a Competitive Position in the Global Securities Markets

To maintain a competitive position in global securities markets, U.S. participants must respond to new developments and encourage the development of new products. Innovative financial vehicles, such as those to be offered by the Trusts, will provide global investors new opportunities for investment. Applicants believe that by providing a wide range of investors with actively managed ETFs the proposed Funds will benefit the markets.

C.	The Product Does Not Raise Concerns

1.	Structure and Operation of the Trusts and their Funds

Applicants believe that the structure and operation of the Trusts and their Funds will be very similar to that of the other ETFs currently traded. Applicants believe that investors will have a reasonable expectation that all ETFs (whether index-based or actively managed) will be designed to enable efficient arbitrage and, thereby, minimize the probability that Shares will trade at a material premium or discount to the Fund’s NAV. Applicants have considered the level of transparency in Portfolio Instruments necessary to allow for efficient arbitrage activity in the Shares.33

After considering a variety of alternatives, Applicants determined that the best approach to providing a level of transparency that permits efficient arbitrage without compromising the statutory and fiduciary responsibilities of the Advisers would be to provide full transparency of each Fund’s portfolio.

As discussed below, the full transparency of the Fund’s Portfolio Instruments and the level and detail of information displayed on the Website for each Fund should ensure an effective arbitrage mechanism. Consequently, Applicants have every expectation that the Funds will operate very similarly to index-based ETFs (“Index-ETFs”) and actively managed ETFs currently trading in the secondary market.

a.	Portfolio Transparency, “Front Running” and “Free Riding”

As discussed throughout this Application, the information about each Fund’s Portfolio Instruments will be public. In addition, the IIV for each Fund will be calculated and disseminated in accordance with each Fund’s relevant listing standards. Further, the identity of Deposit Instruments and Redemption Instruments will be made available to market participants in the same manner and to the same extent as is provided in connection with Index-ETFs.

[33]	See “SEC Concept Release: Actively Managed Exchange-Traded Funds,” IC Rel. No. 25258, at 10 (Nov. 8, 2001) (“[The] high degree of transparency in the investment operations of an ETF helps arbitrageurs determine whether to purchase or redeem Creation Units based on the relative values of the ETF shares in the secondary market and the securities contained in the ETF’s portfolio”).

Applicants believe that the disclosure of each Fund’s Portfolio Instruments will not lead to “front running” any more than is the case with ETFs now trading. Applicants believe that it is unlikely that the announcement of the identities and quantities of the Funds’ Portfolio Instruments will lead to any market disruption. In addition, the Conflicts Policies and Procedures and Codes of Ethics of the Advisers and/or the Sub-Advisers should prevent front-running. Similarly, Applicants believe that the frequent disclosures of each Fund’s Portfolio Instruments would not lead to “free riding” (where other persons mirror the Fund’s investment strategies without paying the Fund’s advisory fees) any more than such disclosures cause this problem in connection with ETFs now trading.

b.	Liquidity of Portfolio Instruments

The Portfolio Instruments held by each Fund will meet the liquidity requirements applicable to open-end investment companies. Therefore, Applicants believe that Authorized Participants and arbitrageurs will have a ready ability to transact in the Funds’ Portfolio Instruments and to hedge or synthetically accumulate, and hence that the arbitrage opportunities offered by the Trusts and the Funds will be the same or as robust as those offered by existing ETFs.

c.	Arbitrage Mechanism

Applicants believe that (i) the arbitrage opportunities offered by the Trusts and their Funds will be the same as those offered by existing ETFs and (ii) the secondary market prices of the Shares will closely track their respective NAVs. The Commission has granted exemptive relief to ETFs in large part because their structures enable efficient arbitrage, thereby minimizing the premium or discount relative to such ETFs’ NAV. Portfolio transparency has been recognized by market commentators and analysts, as well as by the Commission itself, to be a fundamental characteristic of ETFs. This transparency is acknowledged to facilitate the arbitrage mechanism described in many of the applications for relief submitted by ETFs.

Applicants believe that the design and structure of the Funds and transparency of each Fund’s Portfolio Instruments will result in an arbitrage mechanism as efficient and robust as that which now exists for Index-ETFs and actively managed ETFs that have been granted an exemptive order by the SEC. Therefore, in light of the full portfolio transparency and efficient arbitrage mechanism inherent in each Fund’s structure, Applicants submit that the secondary market prices for Shares of such Funds should be close to NAV and should reflect the value of each Fund’s Portfolio Instruments.

2.	Investor Uses and Benefits of Products

Applicants believe that the Trusts and their Funds will offer a variety of benefits that will appeal to individual and institutional investors alike. Some of these benefits include, among others:

(i)

Provide investors with exposure to the potential for diversification and potentially above-market return opportunities offered by an actively managed ETF, as contrasted with Index-ETFs, which can offer only index-limited market exposure and index-tracking returns.

(ii)

Provide investors with exposure to an actively managed portfolio of securities, through Shares that can be traded throughout the day at prices that reflect minute-by-minute market conditions rather than end-of-day prices.

(iii)

Provide investors with an opportunity to obtain through their brokerage or advisory relationships a potentially diversified portfolio of securities selected by the Advisers and/or Sub-Advisers according to such Advisers’ and/or Sub-Advisers’ investment criteria with significantly lower transaction costs than if they purchased individual securities.

(iv)	Provide investors with a generally more tax-efficient investment than a comparable mutual fund investment.

(v)	Provide short-term investors with an investment option that will not disrupt the portfolio management of the Fund.

(vi)	Provide a security that should be freely available in response to market demand.

The last important benefit is that investors will have access to extensive information regarding the Portfolio Instruments of each Fund, and Deposit and Redemption Instruments. Applicants believe that this updated information will be used also by fund analysts, fund evaluation services, financial planners, investment advisers and Brokers, among others, and will enhance general market knowledge about each Fund’s Portfolio Instruments as well as the performance of its Adviser and/or Sub-Advisers.

Applicants have made every effort to structure the Funds in a way that would not favor creators, redeemers and arbitrageurs over retail investors buying and selling in the secondary market. All investors, large and small, will know when changes in each Fund’s Portfolio Instruments are made and information about such changes will be made available to all investors at the same time. In addition, neither the Advisers nor Sub-Advisers will have any latitude to change or specify certain Deposit or Redemption Instruments to favor an affiliate or any other person.

3.	The Commission Should Grant the Exemptive Relief Requested

In short, Applicants believe that the Trusts and the Funds will operate in the same manner as existing actively managed ETFs, to which the Commission has previously granted exemptive relief, provide necessary safeguards against shareholder discrimination and potential conflicts of interest, and create no new and material regulatory concerns. Applicants submit that the benefits offered to potential investors are varied and useful, and that the Trusts and their Funds are natural candidates for the requested relief. Based on the foregoing, Applicants respectfully request the relief set forth below.

V	REQUEST FOR ORDER

A.	Exemption from the Provisions of Sections 2(a)(32) and 5(a)(1)

Section 5(a)(1) of the Act defines an “open-end company” as “a management company which is offering for sale or has outstanding any redeemable security of which it is the issuer.” The term “redeemable security” is defined in Section 2(a)(32) of the Act as:

any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer or to a person designated by the issuer ... is entitled (whether absolutely or only out of surplus) to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent thereof.

Applicants believe that the Shares could be viewed as satisfying the Section 2(a)(32) definition of a redeemable security. Shares are securities “under the terms of which” an owner may receive his proportionate share of the Funds’ current net assets; the unusual aspect of such Shares is that the terms provide for such a right to redemption only when an individual Share is aggregated with a specified number of such other individual Shares that together constitute a redeemable Creation Unit. Because the redeemable Creation Units of a Fund can be unbundled into individual Shares that are not individually redeemable, a possible question arises as to whether the definitional requirements of a “redeemable security” or an “open-end company” under the Act would be met if such individual Shares are viewed as non-redeemable securities. In light of this possible analysis, Applicants request the Order to permit the Trusts to register as open-end management investment companies and issue Shares that are redeemable in Creation Units only as described herein.

Although Shares will not be individually redeemable, because of the arbitrage possibilities created by the redeemability of Creation Units, Applicants expect that the market price of individual Shares will not deviate materially from NAV.

The relief requested and the structure described in this Application are the same as that granted by the Commission in the Active PowerShares Order and certain other orders (see note 4, supra), permitting the creation of Creation Units described in such orders to be separated into individual shares which were not redeemable. Applicants believe that the issues raised in this Application, with respect to Sections 2(a)(32) and 5(a)(1) of the Act, are the same issues raised in the applications for the above-mentioned orders and merit the same relief. 34

Creation Units will always be redeemable in accordance with the provisions of the Act. Owners of Shares may purchase the requisite number of Shares and tender the resulting Creation Unit for redemption. Moreover, listing on an Exchange will afford all holders of Shares the benefit of intra-day liquidity and continuous disclosure. As noted above, on each Business Day, before commencement of trading in Shares on the Fund’s Primary Listing Exchange, the Fund will disclose on the Website the identities and quantities of the Portfolio Instruments and other assets held by the Fund (or its respective Master Fund) that will form the basis of the Fund’s calculation of NAV at the end of the Business Day. Since market participants will be aware, at all times, of each Fund’s Portfolio Instruments and other assets that form the basis for its NAV calculation, the risk of material deviations between NAV and market price is similar to that which exists in the case of Index-ETFs. Also, each investor is entitled to purchase or redeem

[34]	The Master Funds will not require relief from Sections 2(a)(32) and 5(a)(1) because the Master Funds will issue individually redeemable securities.

Creation Units rather than trade the individual Shares in the secondary market, although in certain cases the transaction costs incurred to obtain the necessary number of individual Shares for accumulation into a Creation Unit will outweigh the benefits of redemption.

As Applicants have noted above, the Commission has considerable latitude to issue exemptive orders under Section 6(c) of the Act, which permits the Commission to deal with situations not foreseen when the Act came into effect in 1940. Applicants believe that the Shares of each Fund may be issued and sold on a basis consistent with the policies of the Act and without risk of the abuses against which the Act was designed to protect. Applicants further believe that providing exemptive relief to the Trusts and the Funds in order to permit the Trusts and the Funds to register as open-end investment companies and issue redeemable Creation Units of individual Shares, as described herein, is appropriate in the public interest and consistent with the protection of investors and the purposes of Section 1 of the Act, and, accordingly, Applicants hereby request that this Application for an Order of exemption be granted.

B.	Exemption from the Provisions of Section 22(d) and Rule 22c-1

Section 22(d) of the Act provides in part, that:

[n]o registered investment company shall sell any redeemable security issued by it to any person except to or through a principal underwriter for distribution or at a current public offering price described in the prospectus.

Rule 22c-1 provides in part that:

[n]o registered investment company issuing any redeemable security, no person designated in such issuer’s prospectus as authorized to consummate transactions in any such security, and no principal underwriter of, or dealer in, any such security shall sell, redeem, or repurchase any such security except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.

Shares of each Fund will be listed on an Exchange and the Market Makers will maintain a market for such Shares. Secondary market transactions in Shares occurring on an Exchange will be effected at negotiated prices, not on the basis of NAV next calculated after receipt of any sale order. The Shares will trade on and away from35 the Primary Listing Exchange at all times on the basis of the current bid/offer price. In addition, Applicants will maintain the Website that will include the Prospectus and SAI, the identities and quantities of the Portfolio Instruments and other assets held by the Fund (or its respective Master Fund) that will form the basis for the Fund’s calculation of NAV at the end of the Business Day. The purchase and sale of Shares of each Fund will not, therefore, be accomplished at an offering price described in the Prospectus, as required by Section 22(d), nor will sales and repurchases be made at a price based on the current NAV next computed after receipt of an order, as required by Rule 22c-1.

[35]	Consistent with Rule 19c-3 under the Exchange Act, Exchange members are not required to effect transactions in Shares through the facilities of the Exchange.

Based on the facts hereinafter set forth, Applicants respectfully request that the Commission enter an Order under Section 6(c) of the Act exempting Applicants from the provisions of Section 22(d) and Rule 22c-1 to the extent necessary to permit the trading of Shares of each Fund on and away from the Exchange at prices based on bid/ask prices, rather than the NAV per Share of the relevant Fund. 36

While there is little legislative history regarding Section 22(d), its provisions, as well as those of Rule 22c-1, appear to have been intended (1) to prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (2) to prevent unjust discrimination or preferential treatment among buyers, and (3) to ensure an orderly distribution system of shares by contract dealers by eliminating price competition from non-contract dealers who could offer investors shares at less than the published sales price and who could pay investors a little more than the published redemption price.37 The proposing release to Rule 22c-2 (“Mutual Fund Redemption Fee Rule”) notes that Rule 22c-1 “requires that each redeeming shareholder receive his pro rata portion of the fund’s net assets.”38

The first two purposes - preventing dilution caused by riskless-trading schemes and preventing unjust discrimination among buyers, would not seem to be relevant issues for secondary trading by dealers in Shares of a Fund. Secondary market transactions in Shares would not cause dilution for owners of such Shares because such transactions do not involve Fund assets. A dilutive effect could occur only where transactions directly involving Fund assets take place.39 Similarly, secondary market trading in Shares should not create discrimination or preferential treatment among buyers. To the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces but do not occur as a result of unjust or discriminatory manipulation. Outside market forces do not cause discrimination among buyers by the Funds or any dealers involved in the sale of Shares.

With respect to the third possible purpose of Section 22(d), anyone may sell Shares of a Fund and anyone may acquire such Shares either by purchasing or selling them on an Exchange or by creating or selling an accumulated Creation Unit (subject to certain administrative conditions); therefore, no shareholder should have an advantage over any other shareholder in the purchase or sale of such Shares. Moreover, other clients of the Advisers and any Sub-Adviser will not have a trading advantage or other advantage over other investors because they will not receive any information on changes in a Fund’s Portfolio Instruments prior to the public

[36]	The Master Funds will not require relief from Section 22(d) or Rule 22c-1 because shares of the Master Funds will not trade at negotiated prices in the secondary market.

[37]	See the Half Century Report at 299-303, IC Rel. No. 13183 (April 22, 1983).

[38]	See Mandatory Redemption Fees for Redeemable Fund Securities (Proposing Release), IC Rel. No. 26375A (March 5, 2004).

[39]	The purchase and redemption mechanisms which include (i) the Transaction Fees imposed only on creating and redeeming entities and (ii) “in-kind” deposits made by creating entities and “in-kind” distributions made to redeeming entities, are designed specifically to prevent changes in the Funds’ capitalizations from adversely affecting the interests of ongoing Beneficial Owners.

disclosure thereof. In addition, secondary market transactions in Shares of a Fund should generally occur at prices at or close to NAV. If the prices for Shares of a Fund on an Exchange should fall below the proportionate NAV of the underlying Fund assets, an investor need only accumulate enough individual Shares of such Fund to constitute a Creation Unit in order to redeem such Shares at NAV. Competitive forces in the marketplace should thus ensure that the margin between NAV and the price for the Shares in the secondary market remains narrow.

Applicants believe that the nature of the markets in the Funds’ Portfolio Instruments will be the primary determinant of premiums or discounts. Prices in the secondary market for Shares would, of course, fluctuate based upon the market’s assessments of price changes in the Portfolio Instruments held in a given Fund. Applicants believe that the ability to execute a transaction in Shares at an intra-day trading price has been, and will continue to be, a highly attractive feature to many investors and offers a key advantage to investors over the once-daily pricing mechanisms of traditional mutual funds. As has been previously discussed, this feature would be fully disclosed to investors, and the investors would purchase and sell Shares in reliance on the efficiency of the market.

On the basis of the foregoing, Applicants believe (1) that the protections intended to be afforded by Section 22(d) and Rule 22c-1 are adequately addressed by the proposed methods for creating, redeeming and pricing Creation Units and pricing and trading Shares, and (2) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes of Section 1 of the Act. Accordingly, Applicants hereby request that an Order of exemption be granted in respect of Section 22(d) and Rule 22c-1.

C.	Exemption from the Provisions of Sections 17(a)(1) and 17(a)(2)

Applicants seek an exemption from Sections 17(a)(1) and 17(a)(2) of the Act pursuant to Sections 6(c) and 17(b) of such Act to allow certain affiliated persons, and second-tier affiliates to effectuate purchases and redemptions in-kind. Section 17(a) of the Act, in general, makes it:

unlawful for any affiliated person or promoter of or principal underwriter for a registered investment company .. . . or any affiliated person of such a person, promoter or principal underwriter, acting as principal (1) knowingly to sell any security or other property to such registered company . . . unless such sale involves solely (A) securities of which the buyer is the issuer, (B) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities, or (C) securities deposited with the trustee of a unit investment trust . . . by the depositor thereof, (2) knowingly to purchase from such registered company or from any company controlled by such registered company any security or other property (except securities of which the seller is the issuer). . . .

unless the Commission upon application pursuant to Section 17(b) of the Act grants an exemption from the provisions of Section 17(a). Therefore, Section 17(a) of the Act generally prohibits sales or purchases of securities between a registered investment company and any affiliated person of such company. Section 17(b) provides that the Commission will grant such an exemption if evidence establishes that the terms of the proposed transaction are: (i) fair and reasonable, and do not involve overreaching on the part of any person concerned; (ii) consistent with the policy of each registered investment company concerned; and (iii) consistent with the general purposes of the Act.

Applicants also are requesting an exemption from Section 17(a) under Section 6(c) because Section 17(b) could be interpreted to exempt only a single transaction from Section 17(a) and, as discussed below, there may be a number of transactions by persons who may be deemed to be affiliates. See, e.g., Keystone Custodian Funds, Inc., 21 S.E.C. 295 (1945), where the Commission, under Section 6(c) of the Act, exempted a series of transactions that otherwise would be prohibited by Section 17(a).

Section 2(a)(3) of the Act defines an affiliated person as:

(A) [A]ny person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) . . . any investment adviser [of an investment company] or any member of an advisory board thereof; and (F) . . . [the depositor of any] unincorporated investment company not having a board of directors . . . .

Section 2(a)(9) of the Act defines “control” and includes the following language regarding a presumption of control:

Any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company . . . .

The Funds may be deemed to be controlled by the Advisers or an entity controlling, controlled by or under common control with the Advisers and hence affiliated persons of each other. In addition, the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by the Advisers or an entity controlling, controlled by or under common control with the Advisers (an “Affiliated Fund”).

If Creation Units of all of the Funds or of one or more particular Funds are held by twenty or fewer investors, including a Market Maker, some or all of such investors will be 5% owners of the Trusts or such Funds, and one or more investors may hold in excess of 25% of the Trusts or such Funds, as the case may be, and therefore would be deemed to be affiliates of the Trusts or such Funds either under Section 2(a)(3)(A) or Section 2(a)(3)(C) of the Act. Section

17(a)(1) could be read to prohibit these investors from depositing the Deposit Instruments with a Fund in return for a Creation Unit (an in-kind purchase), and likewise Section 17(a)(2) could be read to prohibit such persons from receiving an in-kind redemption from a Fund. Furthermore, one or more investors, or the Market Maker in connection with such persons market-making activities, might each accumulate 5% or more of a Fund’s securities. Additionally, one or more holders of Shares, or Market Maker, might from time to time, accumulate in excess of 25% of Shares of one or more Funds, and such persons would therefore be deemed to be affiliates of the Trusts and such Funds under Section 2(a)(3)(C) of the Act. In addition, there exists a possibility that a large institutional investor could own 5% or more, or in excess of 25%, of the outstanding shares of Affiliated Funds making that investor a second-tier affiliate of a Fund. Applicants request an exemption to permit persons that are affiliated persons or second-tier affiliates of the Funds solely by virtue of (1) holding 5% or more, or in excess of 25%, of the outstanding Shares of one or more Funds; (2) having an affiliation with a person with an ownership interest described in (1); or (3) holding 5% or more, or more than 25%, of the Shares of one or more Affiliated Funds, to effectuate purchases and redemptions “in-kind.”

Applicants also seek an exemption from Sections 17(a)(1) and (2) to permit sales of Shares by any Fund to a Fund of Funds and purchases of Shares by a Fund from a redeeming Fund of Funds, and the in-kind transactions that would accompany such sales and purchases.40 In this regard, Applicants observe that a Fund of Funds that relies on the Section 12(d)(1) relief requested herein could potentially own 5% or more of the Shares of a Fund. Under these and other circumstances, the Fund could be deemed to be an affiliated person of the Fund of Funds, and the Fund of Funds could be deemed to be an affiliated person of the Funds. To the extent that a Fund and a Fund of Funds are so affiliated, sale of Shares by the Fund to the Fund of Funds and purchase of Shares by the Fund from a redeeming Fund of Funds may be deemed to violate Section 17(a) of the Act.41

Applicants assert that no useful purpose would be served by prohibiting the types of affiliated persons listed above from making in-kind purchases or in-kind redemptions of Shares of a Fund in Creation Units. The deposit procedures for both in-kind purchases and in-kind redemptions of Creation Units will be effected in exactly the same manner, regardless of the size or number of the purchases or redemptions of Creation Units. Deposit Instruments and Redemption Instruments will be valued in the same manner as Portfolio Instruments currently held by the relevant Funds, and will be valued in this same manner, regardless of the identity of the purchaser or redeemer. Applicants submit that any consideration paid from the types of affiliated persons listed above for the purchase or redemption, including in-kind purchases and in-kind redemptions, of Shares directly from a Fund will be based on the NAV of such Fund in accordance with the policies and procedures set forth in the Fund’s registration statement.

[40]	To the extent that purchases and sales of Shares of a Fund occur in the secondary market (and not through principal transactions directly between a Fund of Funds and a Fund), relief from Section 17(a) would not be necessary. The requested relief is intended to cover, however, in-kind transactions directly between Funds and Funds of Funds. Applicants are not seeking relief from Section 17(a) for, and the requested relief will not apply to, transactions where a Fund could be deemed an affiliated person, or a second-tier affiliate of a Fund of Funds because the Adviser or an entity controlling, controlled by or under common control with the Adviser is also an investment adviser to the Fund of Funds.
[41]	Applicants acknowledge that receipt of any compensation by (a) an affiliated person of a Fund of Funds, or a second-tier affiliate, for the purchase by the Fund of Funds of Shares or (b) an affiliated person of a Fund, or an affiliated person of such person, for the sale by the Fund of its Shares to a Fund of Funds may be prohibited by Section 17(e)(1) of the Act. The FOF Participation Agreement will include this acknowledgement.

Applicants do not believe that in-kind purchases and redemptions will result in abusive self-dealing or overreaching, but rather assert that such procedures will be implemented consistently with the Funds’ objectives and with the general purposes of the Act. Applicants believe that in-kind purchases and redemptions will be made on terms reasonable to Applicants and any affiliated persons because they will be valued pursuant to verifiable objective standards. The method of valuing Portfolio Instruments held by a Fund is the same as that used for calculating in-kind purchase or redemption values and, therefore, creates no opportunity for affiliated persons or second-tier affiliates of Applicants to effect a transaction detrimental to the other holders of Shares of that Fund. Similarly, Applicants believe that using the same standards for valuing Portfolio Instruments held by a Fund as are used for calculating in-kind redemptions or purchases will ensure that the Fund’s NAV will not be adversely affected by such securities transactions.

Applicants submit that the terms of the sale of Shares and redemption of Shares from a Fund to a Fund of Funds, including any consideration to be paid or received, are reasonable and fair and do not involve overreaching. Section 17(a) of the Act is intended to prohibit certain affiliated persons in a position of influence over an investment company from furthering their own interests by selling property that they own to an investment company at an inflated price, purchasing property from an investment company at less than its fair value, or selling or purchasing property on terms that involve overreaching by an affiliated person. Shares of Funds, however, including with respect to Funds of Funds, will be issued and redeemed by the Funds at their NAV. Any Fund of Funds that purchases (or redeems) Creation Units of a Fund, therefore, will do so at the Fund’s NAV, which is the same consideration paid (or received) by any other investor purchasing (or redeeming) Shares.

Further, no Fund of Funds will be compelled to invest in a Fund, and a Fund may choose to reject a direct purchase of Shares in Creation Units by a Fund of Funds. To the extent that a Fund of Funds purchases Shares in the secondary market, a Fund would still retain its ability to reject initial purchases of Shares made in reliance on the requested Order by declining to enter into the FOF Participation Agreement prior to any investment by a Fund of Funds in excess of the limits of Section 12(d)(1)(A). Rather, the proposed arrangements will be consistent with the policies of each Fund and will be consistent with the investment objectives and policies of each Fund of Funds involved.42

Shares of the Funds will be sold to the Funds of Funds, and redeemed from the Funds of Funds by the Funds, on the same basis, and in accordance with the same policies, as apply to transactions by all other investors. Any investment by a Fund of Funds in Shares of the Funds will be effected in accordance with the investment restrictions, and consistent with the investment objectives and policies, of the relevant Fund and the Fund of Funds. Accordingly, Applicants respectfully request relief to permit the proposed purchases and redemptions of Creation Units of Shares by Funds of Funds.

[42]	The FOF Participation Agreement will require any Fund of Funds that purchases Creation Units directly from a Fund to represent that the purchase of Creation Units from a Fund by a Fund of Funds will be accomplished in compliance with the investment restrictions of the Fund of Funds and will be consistent with the investment policies set forth in the Fund of Funds’ registration statement.

In addition to the customary relief from the requirements of Sections 17(a)(1) and 17(a)(2) permitting in-kind creations and redemptions by investors who are affiliates of a Fund by virtue of holding more that 5% or 25% of the Fund’s shares, to the extent that a Fund operates in a master-feeder structure, Applicants also request relief permitting the Feeder Funds to engage in in-kind creations and redemptions with the applicable Master Fund. To the extent a creation or redemption by a Feeder Fund would be deemed a purchase or sale of portfolio instruments by the Feeder Fund, the customary Sections 17(a)(1) and 17(a)(2) relief would not be sufficient to permit such transactions because the Feeder Funds and the applicable Master Fund could also be affiliated by virtue of having the same investment adviser. However, as with the customary Section 17 relief, Applicants believe that in-kind creations and redemptions between a Feeder Fund and a Master Fund advised by the same investment adviser do not involve “overreaching” by an affiliated person. Such transactions will occur only at the Feeder Fund’s proportionate share of the Master Fund’s net assets, and the distributed securities will be valued in the same manner as they are valued for the purposes of calculating the applicable Master Fund’s NAV.43 Further, all such transactions will be effected with respect to pre-determined securities and on the same terms with respect to all investors. Finally, such transaction would only occur as a result of, and to effectuate, a creation or redemption transaction between the Feeder Fund and a third-party investor. In effect, the Feeder Fund will serve as a conduit through which creation and redemption orders by Authorized Participants will be effected.

For the reasons set forth above, Applicants believe that: (i) with respect to the relief requested pursuant to Section 17(b), the proposed transactions are fair and reasonable, and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policies of each Fund, and that the proposed transactions are consistent with the general purposes of the Act; and (ii) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.44

D.	Exemption from the Provisions of Section 22(e)

Applicants seek an Order of the Commission under Section 6(c) of the Act granting an exemption from Section 22(e) of the Act. Applicants acknowledge that no relief obtained from the requirements of Section 22(e) will affect any obligations Applicants may otherwise have under Rule 15c6-1 under the Exchange Act requiring that most securities transactions be settled within three business days of the trade date.

[43]	Fund directors and investment advisers are subject to strict fiduciary duties under federal and state law and to specific requirements relating to valuation and redemptions.

[44]	As the staff has recognized in the past, there are benefits to redemptions in kind, and redemptions in kind involving affiliated persons can be effected fairly without implicating the concerns underlying Section 17(a) under certain circumstances. See, e.g., Signature Financial Group, Inc., SEC Staff No-Action Letter (December 28, 1999).

Section 22(e) of the Act provides that:

No registered company shall suspend the right of redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with its terms for more than seven days after the tender of such security to the company or its agent designated for that purpose for redemption, except –

(1) for any period (A) during which the New York Stock Exchange is closed other than customary weekend and holiday closings or (B) during which trading on the New York Stock Exchange is restricted;

(2) for any period during which an emergency exists as a result of which (A) disposal by the company of securities owned by it is not reasonably practicable or (B) it is not reasonably practicable for such company fairly to determine the value of its net assets; or

(3) for such other periods as the Commission may by order permit for the protection of security holders of the company.

Settlement of redemptions for Foreign Funds will be contingent not only on the securities settlement cycle of the U.S. market, but also on the delivery cycles in local markets for the underlying foreign securities held by the Foreign Funds or their respective Master Funds. Applicants have been advised that the delivery cycles currently practicable for transferring Redemption Instruments to redeeming investors, coupled with local market holiday schedules, will require a delivery process longer than seven (7) calendar days for Foreign Funds, in certain circumstances, during the calendar year. Accordingly, with respect to Foreign Funds that deliver Redemption Instruments in-kind, Applicants hereby request relief from the requirement imposed by Section 22(e) to provide payment or satisfaction of redemptions within seven (7) calendar days following the tender of a Creation Unit of such Funds. With respect to Future Funds that will be Foreign Funds, Applicants seek the same relief from Section 22(e) only to the extent that circumstances exist similar to those described herein. Applicants are not seeking relief from Section 22(e) with respect to Foreign Funds that do not effect creations and redemptions of Creation Units in-kind.

Based on information available to Applicants, although certain holidays may occur on different dates in subsequent years, the number of days required to deliver redemption proceeds in any given year is not expected to exceed fifteen (15) calendar days for any of the Funds requiring exemptive relief from the provisions of Section 22(e).45 The Fund’s SAI will identify those instances in a given year where, due to local holidays, more than seven (7) calendar days, up to a maximum of fifteen (15) calendar days, will be needed to deliver redemption proceeds and will list such holidays.

The SAI will disclose those local holidays, if any, that are expected to prevent the delivery of redemption proceeds in seven (7) calendar days and the maximum number of days, up to fifteen (15) calendar days, needed to deliver the proceeds for each Foreign Fund. Except as set forth herein or as disclosed in the SAI for any Foreign Fund, deliveries of redemption proceeds by the Foreign Fund relating to those countries or regions are expected to be made within seven days.

[45]	Certain countries in which a Fund may invest have historically had settlement periods of up to 15 calendar days.

Applicants believe that Congress adopted Section 22(e) to prevent unreasonable, undisclosed or unforeseen delays in the actual payment of redemption proceeds. Applicants propose that allowing redemption payments for Creation Units of a Foreign Fund to be made within the fifteen (15) calendar days indicated above would not be inconsistent with the spirit and intent of Section 22(e). Applicants suggest that a redemption payment occurring within fifteen (15) calendar days following a redemption request would adequately afford investor protection.

Applicants desire to incorporate the creation and redemption mechanism for Creation Units as much as possible into the processing cycles for securities deliveries currently practicable in the principal market(s) for the Portfolio Instruments of a given Foreign Fund. Currently, it is believed that no significant additional system or operational procedures will be needed to purchase or redeem Creation Units beyond those already generally in place in the relevant jurisdiction. Applicants believe that this approach may make creations and redemptions of Creation Units less costly to administer, enhance the appeal of the product to investors, and thereby promote the liquidity of the Shares in the secondary market with benefits to all holders thereof. As noted above, Applicants intend to utilize in-kind redemptions to the maximum extent possible principally as a method of assuring the fullest investment of Fund assets in Portfolio Instruments (although cash redemptions, subject to a somewhat higher redemption Transaction Fee, are expected to be available or required in respect of certain Funds). Applicants are not seeking relief from Section 22(e) with respect to Foreign Funds that do not effect creations and redemptions of Creation Units in-kind.

Applicants, if using a master-feeder structure, will operate in substantially the same manner. In the case of an in-kind redemption from a Feeder Fund, as discussed herein, the Feeder Fund would make a corresponding redemption from the Master Fund. Applicants do not believe the master-feeder structure would have any impact on the delivery cycle.

If the requested relief is granted, Applicants intend to disclose in each Foreign Fund’s SAI that redemption payments will be effected within the specified number of calendar days following the date on which a request for redemption in proper form is made. Given the rationale for what amounts to a delay typically of a few days in the redemption process on certain occasions and given the facts as recited above, Applicants believe that the redemption mechanism described above will not lead to unreasonable, undisclosed or unforeseen delays in the redemption process. Applicants assert that the request for relief from the strict seven-day rule imposed by Section 22(e) is not inconsistent with the standards articulated in Section 6(c). Given the facts as recited above, Applicants believe that the granting of the requested relief is consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act. Applicants note that exemptive relief from Section 22(e) similar to the relief sought here was obtained by many of the ETFs listed in note 4 in orders relating to each of those funds.

On the basis of the foregoing, Applicants believe (i) that the protections intended to be afforded by Section 22(e) are adequately addressed by the proposed method and securities delivery cycles for redeeming Creation Units and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly, Applicants hereby respectfully request that an order of exemption be granted under Section 6(c) in respect of Section 22(e) with respect to the Funds and the Master Funds, as applicable.

E.	Exemptions from the Provisions of Section 12(d)(1)

As noted above, Applicants are requesting relief from the provisions of Sections 12(d)(1)(A) and 12(d)(1)(B) for two distinct purposes. First, Applicants are seeking Fund of Funds Relief to permit Funds of Funds to acquire Shares of the Funds in excess of the limits set forth in Section 12(d)(1)(A) and 12(d)(1)(B). Second, Applicants are seeking Master-Feeder Relief to permit the Funds to engage in in-kind securities transactions with corresponding Master Funds.

First, Applicants request an exemption to permit Investing Management Companies and Investing Trusts registered under the Act that are not sponsored or advised by the Advisers or any entity controlling, controlled by, or under common control with the Advisers and are not part of the same “group of investment companies,” as defined in Section 12(d)(1)(G)(ii) of the Act, as the Trusts to acquire Shares of a Fund beyond the limits of Section 12(d)(l)(A). Applicants also seek an exemption to permit the Funds and/or a Broker to sell Shares to Funds of Funds beyond the limits of Section 12(d)(1)(B) of the Act. Funds of Funds do not include the Funds. Each Investing Management Company will be advised by an investment adviser within the meaning of Section 2(a)(20)(A) of the Act and may be sub-advised by investment adviser(s) within the meaning of Section 2(a)(20)(B) of the Act. Any investment adviser to an Investing Management Company will be registered as an investment adviser or exempt from registration under the Advisers Act. Each Investing Trust will have a Sponsor.

Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring securities of an investment company if such securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter and any Broker from selling the investment company’s shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock, or if the sale will cause more than 10% of the acquired company’s voting stock to be owned by investment companies generally. Applicants request relief to permit Funds of Funds to acquire Shares in excess of the limits in Section 12(d)(1)(A) of the Act and to permit the Funds, their principal underwriters and any Brokers to sell Shares to Funds of Funds in excess of the limits in Section 12(d)(1)(B) of the Act. Section 12(d)(1)(J) of the Act states that the Commission may conditionally or unconditionally exempt any person, security or transaction, or any class or classes of persons, securities, or transactions from any provision of Section 12(d)(1) to the extent that such exemption is consistent with the public interest and the protection of investors.

Second, Applicants are seeking relief from Sections 12(d)(1)(A) and 12(d)(1) (B) to the extent necessary to permit the Feeder Funds to perform creations and redemptions of Shares in-kind in a master-feeder structure. This structure is substantially identical to traditional master-feeder structures permitted pursuant to the exception provided in Section 12(d)(1)(E). Section 12(d)(1)(E) provides that the percentage limitations of Section 12(d)(1)(A) and 12(d)(1)(B) shall not apply to a security issued by an investment company (in this case, the shares of the applicable Master Fund) if, among other things, that security is the only investment security held by the Feeder Fund. Applicants believe the proposed master-feeder structure complies with Section 12(d)(1)(E) because each Feeder Fund will hold only investment securities issued by its corresponding Master Fund; however, the Feeder Funds may receive securities other than securities of its corresponding Master Fund if a Feeder Fund accepts an in-kind creation.46 Applicants do not believe that the securities involved in the in-kind transactions will ever be “held” on the books of a Feeder Fund because the Feeder Fund is merely acting as a conduit through which securities are delivered from the investor to the Master Fund and the securities received are never settled to the Feeder Fund. However, there is potentially a hypothetical moment when accepting or distributing securities in-kind that such securities could be deemed “held” by a Feeder Fund. As a result, to the extent that a Feeder Fund may be deemed to be holding both shares of the Master Fund and, for a hypothetical moment in the course of a creation or redemption, other securities, Applicants are requesting appropriate relief from Section 12(d)(1)(A) and 12(d)(1)(B). The Feeder Funds would operate in compliance with all other provisions of Section 12(d)(1)(E).

Applicants are requesting an order under Section 12(d)(1)(J) of the Act exempting certain transactions involving the Funds from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act, and under Sections 6(c) and 17(b) of the Act exempting certain transactions involving the Funds from Section 17(a) of the Act. The requested exemption would permit the Funds of Funds to acquire Shares in each of the Funds beyond the limitations in Section 12(d)(l)(A).

1.	Concerns Underlying Sections 12(d)(1)(A) and (B)

Congress enacted Section 12(d)(1) of the Act to prevent one investment company from buying control of another investment company.47 In enacting Section 12(d)(1), Congress sought to ensure that the acquiring investment company had no “effective voice” in the other investment company.48 As originally proposed, Section 12(d)(1) would have prohibited any investment by an investment company in another investment company. Congress relaxed the prohibition in the Section’s final version, presumably because there was some concern that an investment company should not be prohibited from taking advantage of a good investment just because the investment was another investment company.

[46]	See Signature Financial Group, Inc., supra note 46 (Funds using a master-feeder structure sought no-action relief from Section 17(a) of the Act to permit in-kind redemptions between the master and the feeder. There was no request for, and thus no relief from, Section 12(d)(1).)

[47]	Hearing on H.R. 10065 Before the Subcomm. of the Comm. on Interstate and Foreign Commerce, 76th Cong., 3d Sess., at 113 (1940).

[48]	Hearing on S. 3580 Before the Subcomm. of the Comm. On Banking and Currency, 76th Cong., 3d Sess., at 1114 (1940).

“[Y]ou may get situations where one investment company may think that the securities of another investment company are a good buy and it was not thought advisable to freeze that type of purchase”49

Congress tightened Section 12(d)(1)’s restrictions in 1970 to address certain abuses perceived to be associated with the development of fund holding companies (i.e., funds that primarily invest in other investment companies).50 These abuses included: (1) undue influence such as through the threat of large-scale redemptions of the acquired fund’s shares; (2) layering of fees and expenses (such as sales loads, advisory fees and administrative costs); (3) “largely illusory” diversification benefits; and (4) unnecessary complexity. The Commission identified these abuses in its 1966 report to Congress, titled Public Policy Implications of Investment Company Growth (“PPI Report”).51

Applicants propose a number of conditions designed to address these concerns.

Certain of Applicants’ proposed conditions address the concerns about large-scale redemptions identified in the PPI Report, particularly those regarding the potential for undue influence. Condition B.1 limits the ability of a Fund of Funds Advisory Group52, and a Fund of Funds Sub-Advisory Group53 to control a Fund within the meaning of Section 2(a)(9) of the Act. Any Fund of Funds Adviser or Fund of Funds Sub-Adviser will be registered under the Advisers Act. For purposes of this Application, a “Fund of Funds Affiliate” is defined as any Fund of Funds Adviser, Fund of Funds Sub-Adviser, Sponsor, promoter, or principal underwriter of a Fund of Funds, and any person controlling, controlled by, or under common control with any of those entities.

Condition B.2 prohibits Funds of Funds and Fund of Funds Affiliates from causing an investment by a Fund of Funds in a Fund to influence the terms of services or transactions between the Fund of Funds or a Fund of Funds Affiliate and the Fund or a Fund Affiliate54.

[49]	House Hearing, 76th Cong., 3d Sess., at 112 (1940) (testimony of David Schenker).

[50]	See H.R Rep. No 91-1382, 91st Cong , 2d Sess., at 11 (1970).

[51]	Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess., 311-324 (1966).

[52]

For purposes of this Application, the “Fund of Funds Advisory Group” is defined as the Fund of Funds Adviser, Sponsor, any person controlling, controlled by, or under common control with the Fund of Funds Adviser or Sponsor, and any investment company and any issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act that is advised or sponsored by the Fund of Funds Adviser, the Sponsor, or any person controlling, controlled by, or under common control with the Fund of Funds Adviser or Sponsor. In this regard, each Investment Management Company’s investment adviser within the meaning of Section 2(a)(20)(A) of the Act is the “Fund of Funds Adviser.” Similarly, each Investing Trust’s sponsor is the “Sponsor.”

[53]

A “Fund of Funds Sub-Advisory Group” is defined as the Fund of Funds Sub-Adviser, any person controlling, controlled by or under common control with the Fund of Funds Sub-Adviser, and any investment company or issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Fund of Funds Sub-Adviser or any person controlling, controlled by or under common control with the Fund of Funds Sub-Adviser. In this regard, each Investing Management Company’s investment adviser within the meaning of Section 2(a)(20)(B) of the Act is the “Fund of Funds Sub-Adviser.”

[54]	A “Fund Affiliate” is defined as the Adviser, Sub-Adviser, promoter or principal underwriter of a Fund, or any person controlling, controlled by, or under common control with any of those entities.

Conditions B.3, B.4, B.6, B.7 and B.8 are also designed to address the potential for a Fund of Funds and certain affiliates of a Fund of Funds to exercise undue influence over a Fund and certain of its affiliates. For purposes of this Application, an “Underwriting Affiliate” is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Fund of Funds Adviser, Fund of Funds Sub-Adviser, Sponsor or employee of the Fund of Funds, or a person of which any such officer, director, member of an advisory board, Fund of Funds Adviser, Fund of Funds Sub-Adviser, Sponsor or employee is an affiliated person, except any person whose relationship to the Fund is covered by Section 10(f) of the Act is not an Underwriting Affiliate. Also, an offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an “Affiliated Underwriting.”

Condition B.9 is intended to insure that the Fund’s Board and the Adviser, as well as the Fund of Funds’ board of directors and investment adviser, or trustee and Sponsor, as applicable, understand the terms and conditions of the Order and agree to fulfill their responsibilities under the Order. A representation to this effect is required to be included in the FOF Participation Agreement which must be in effect between the Fund and a Fund of Funds before an investment is made in excess of Section 12(d)(1)(A).

A Fund would retain its right to reject any initial investment by a Fund of Funds in excess of the limits in Section 12(d)(1)(A) of the Act by declining to execute the FOF Participation Agreement with the Fund of Funds.

With respect to concerns regarding layering of fees and expenses, Applicants propose several conditions. Under condition B.10, before approving any advisory contract under Section 15 of the Act, the board of directors or trustees of any Investing Management Company, including a majority of the disinterested directors or trustees as defined in Section 2(a)(19) of the Act (“independent Board members”), will be required to find that the advisory fees charged under the contract(s) are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the Fund of Funds.

As mentioned above, Shares are sold without sales charges.55 In addition to condition B.10 discussed above, conditions B.5 and B.11 of the requested Order are designed to prevent unnecessary duplication or layering of sales charges and other costs. Under condition B.5, a Fund of Funds Adviser or a Fund of Funds’ trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Fund of Funds in an amount at least equal to any non-advisory fee compensation received by the Fund of Funds Adviser, trustee or Sponsor, or an affiliated person of the Fund of Funds Adviser, trustee or Sponsor, from a Fund in connection with the investment by the Fund of Funds in the Fund. In addition, the Fund of Funds Sub-Adviser will waive fees otherwise payable to it by the Fund of Funds in an amount at least equal to any non-advisory fee compensation received by the Fund of Funds Sub-Adviser or an affiliated person of the Fund of Funds Sub-Adviser, from a Fund in connection with the investment by the Fund of Funds in the

[55]	Applicants note that customary brokerage commissions may be charged for secondary market transactions in Shares.

Fund made at the direction of the Fund of Funds Sub-Adviser. Condition B.11 prevents any sales charges or service fees on shares of a Fund of Funds from exceeding the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.56

In order to address concerns about complexity, Applicants propose condition B.12, which provides that no Fund may acquire securities of any investment company or company relying on Sections 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act. The FOF Participation Agreement will also include an acknowledgement from the Fund of Funds that it may rely on the requested Order only to invest in the Funds and not in any other investment company.

Based upon the foregoing, Applicants believe that it is appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act to issue an order pursuant to Section 12(d)(1)(J) for an exemption from the provisions of Sections 12(d)(1)(A) and 12(d)(1)(B).

VI	EXPRESS CONDITIONS TO THIS APPLICATION

Applicants agree that any Order of the Commission granting the requested relief will be subject to the following conditions:

A.	Actively Managed Exchange-Traded Fund Relief

1.	The requested relief to permit ETF operations will expire on the effective date of any Commission rule under the Act that provides relief permitting the operation of actively managed ETFs, other than the Master-Feeder Relief.

2.	As long as a Fund operates in reliance on the requested Order, the Shares of such Fund will be listed on an Exchange.

3.	Neither the Trusts nor any Fund will be advertised or marketed as open-end investment companies or mutual funds. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that Shares are not individually redeemable and that owners of Shares may acquire Shares from the Fund and tender Shares for redemption to the Fund in Creation Units only.

4.	The Website, which is and will be publicly accessible at no charge, will contain, on a per Share basis for the Fund, the prior Business Day’s NAV and the market closing price or Bid/Ask Price of the Shares, and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV.

[56]	Any references to NASD Conduct Rule 2830 include any successor or replacement rule to NASD Conduct Rule 2830 that may be adopted by the Financial Industry Regulatory Authority.

5.	No Adviser or Sub-Adviser, directly or indirectly, will cause any Authorized Participant (or any investor on whose behalf an Authorized Participant may transact with the Fund) to acquire any Deposit Instrument for the Fund through a transaction in which the Fund could not engage directly.

6.	On each Business Day, before the commencement of trading in Shares on the Fund’s Primary Listing Exchange, the Fund will disclose on the Website the identities and quantities of the Portfolio Instruments and other assets held by the Fund (or its respective Master Fund) that will form the basis of the Fund’s calculation of NAV at the end of the Business Day.

B.	Section 12(d)(1) Relief

1.	The members of the Fund of Funds Advisory Group will not control (individually or in the aggregate) a Fund (or its respective Master Fund) within the meaning of Section 2(a)(9) of the Act. The members of the Fund of Funds Sub-Advisory Group will not control (individually or in the aggregate) a Fund (or its respective Master Fund) within the meaning of Section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of a Fund, the Fund of Funds Advisory Group or the Fund of Funds Sub-Advisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of a Fund, it will vote its Shares of the Fund in the same proportion as the vote of all other holders of the Fund’s Shares. This condition does not apply to the Fund of Funds Sub-Advisory Group with respect to a Fund (or its respective Master Fund) for which the Fund of Funds Sub-Adviser or a person controlling, controlled by or under common control with the Fund of Funds Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act.

2.	No Fund of Funds or a Fund of Funds Affiliate will cause any existing or potential investment by the Fund of Funds in a Fund to influence the terms of any services or transactions between the Fund of Funds or a Fund of Funds Affiliate and the Fund (or its respective Master Fund) or a Fund Affiliate.

3.	The board of directors or trustees of an Investing Management Company, including a majority of the independent directors or trustees, will adopt procedures reasonably designed to ensure that the Fund of Funds Adviser and any Fund of Funds Sub-Adviser are conducting the investment program of the Investing Management Company without taking into account any consideration received by the Investing Management Company or a Fund of Funds Affiliate from a Fund (or its respective Master Fund) or a Fund Affiliate in connection with any services or transactions.

4.	Once an investment by a Fund of Funds in the Shares of a Fund exceeds the limit in Section 12(d)(1)(A)(i) of the Act, the Board of the Fund (or its respective Master Fund), including a majority of the independent Board members, will determine that any consideration paid by the Fund (or its respective Master Fund) to the Fund of Funds or a Fund of Funds Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund (or its respective Master Fund); (ii) is within the range of consideration that the Fund (or its respective Master Fund) would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Fund (or its respective Master Fund) and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

5.	The Fund of Funds Adviser, or trustee or Sponsor of an Investing Trust, as applicable, will waive fees otherwise payable to it by the Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund (or its respective Master Fund) pursuant to Rule 12b-l under the Act) received from a Fund (or its respective Master Fund) by the Fund of Funds Adviser, or trustee or Sponsor of the Investing Trust, or an affiliated person of the Fund of Funds Adviser, or trustee or Sponsor of the Investing Trust, other than any advisory fees paid to the Fund of Funds Adviser, or trustee or Sponsor of an Investing Trust, or its affiliated person by the Fund (or its respective Master Fund), in connection with the investment by the Fund of Funds in the Fund. Any Fund of Funds Sub-Adviser will waive fees otherwise payable to the Fund of Funds Sub-Adviser, directly or indirectly, by the Investing Management Company in an amount at least equal to any compensation received from a Fund (or its respective Master Fund) by the Fund of Funds Sub-Adviser, or an affiliated person of the Fund of Funds Sub-Adviser, other than any advisory fees paid to the Fund of Funds Sub-Adviser or its affiliated person by the Fund (or its respective Master Fund), in connection with the investment by the Investing Management Company in the Fund made at the direction of the Fund of Funds Sub-Adviser. In the event that the Fund of Funds Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Investing Management Company.

6.	No Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund (or its respective Master Fund)) will cause a Fund (or its respective Master Fund) to purchase a security in an Affiliated Underwriting.

7.	The Board of the Fund (or its respective Master Fund), including a majority of the independent Board members, will adopt procedures reasonably designed to monitor any purchases of securities by the Fund (or its respective Master Fund) in an Affiliated Underwriting, once an investment by a Fund of Funds in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Fund of Funds in the Fund. The Board will consider, among other things: (i) whether the purchases were consistent with the investment objectives and policies of the Fund (or its respective Master Fund); (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Fund (or its respective Master Fund) in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to ensure that purchases of securities in Affiliated Underwritings are in the best interest of Beneficial Owners.

8.	Each Fund (or its respective Master Fund) will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings once an investment by a Fund of Funds in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the Board’s determinations were made.

9.

Before investing in the Shares of a Fund in excess of the limits in Section 12(d)(1)(A), a Fund of Funds will execute a FOF Participation Agreement with the Fund stating that their respective boards of directors or trustees and their investment advisers, or trustee and Sponsor, as applicable, understand the terms and conditions of the Order, and agree to fulfill their responsibilities under the Order. At the time of its investment in Shares of a Fund in excess of the limit in Section 12(d)(1)(A)(i), a Fund of Funds will notify the Fund of the investment. At such time, the Fund of Funds will also transmit to the Fund a list of the names of each Fund of Funds Affiliate and Underwriting Affiliate. The Fund of Funds will notify the Fund of any changes to the list as soon as reasonably practicable after a change occurs. The Fund and the Fund of Funds will maintain and preserve a copy of the Order, the FOF Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

10.	Before approving any advisory contract under Section 15 of the Act, the board of directors or trustees of each Investing Management Company including a majority of the independent directors or trustees, will find that the advisory fees charged under such contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund (or its respective Master Fund) in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the appropriate Investing Management Company.

11.	Any sales charges and/or service fees charged with respect to shares of a Fund of Funds will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.

12.	No Fund (or its respective Master Fund) will acquire securities of an investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent that (i) the Fund (or its respective Master Fund) acquires securities of another investment company pursuant to exemptive relief from the Commission permitting the Fund (or its respective Master Fund) to acquire securities of one or more investment companies for short-term cash management purposes, or (ii) the Fund acquires securities of the Master Fund pursuant to the Master-Feeder Relief.

VII	NAMES AND ADDRESSES

The following are the names and addresses of Applicants:

DBX ETF Trust

DBX Advisors LLC

db-X Exchange-Traded Funds Inc.

DBX Strategic Advisors LLC

60 Wall Street

New York, New York 10005

ALPS Distributor, Inc.

1290 Broadway

Suite 1100

Denver, CO 80203

All questions concerning this Application should be directed to the persons listed on the cover page of this Application.

By:	DBX ETF Trust

/s/ Alex N. Depetris
Name: Alex N. Depetris
Title: President

By:	DBX Advisors LLC

/s/ Alex N. Depetris
Name: Alex N. Depetris
Title: Director

/s/ Martin Kremenstein
Name: Martin Kremenstein
Title: Chief Executive Officer

By:	db-X Exchange-Traded Funds Inc.

/s/ Alex N. Depetris
Name: Alex N. Depetris
Title: President

By:	DBX Strategic Advisors LLC

/s/ Alex N. Depetris
Name: Alex N. Depetris
Title: Director

/s/ Martin Kremenstein
Name: Martin Kremenstein
Title: Chief Executive Officer

By:	ALPS Distributors, Inc.

/s/ Thomas A. Carter
Name: Thomas A. Carter
Title: President

AUTHORIZATION

DBX ETF TRUST

In accordance with Rule 0-2(c) under the Act, Alex N. Depetris, in his capacity as President and Trustee of the DBX ETF Trust (“Trust”), states that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of the Trust pursuant to his general authority as President and Trustee of the Trust and pursuant to the following resolution adopted by the Sole Trustees of the Trust on October 7, 2010:

RESOLVED, that the Sole Trustee of the Trust be, and hereby is, authorized to prepare and file with the Securities and Exchange Commission an application for an exemptive order, and any and all amendments thereto, pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), granting an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, pursuant to Sections 6(c) and 17(b) of the Act granting an exemption from Section 17(a) of the Act, and pursuant to Section 12(d)(1)(J) of the Act granting an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

/s/ Alex N. Depetris
Name: Alex N. Depetris	June 6, 2013
Title: President and Trustee

AUTHORIZATION

db-X EXCHANGE-TRADED FUNDS INC.

In accordance with Rule 0-2(c) under the Act, Alex N. Depetris, in his capacity as President of the db-X Exchange-Traded Funds Inc. (“Trust”), states that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of the Trust pursuant to his general authority as President of the Trust and pursuant to the following resolution adopted by the Board of Directors of the Trust on November 8, 2010:

RESOLVED, that the President of the Trust be, and he hereby is, authorized to prepare and file with the Securities and Exchange Commission an application for an exemptive order, and any and all amendments thereto, pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), granting an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, pursuant to Sections 6(c) and 17(b) of the Act granting an exemption from Section 17(a) of the Act, and pursuant to Section 12(d)(1)(J) of the Act granting an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

/s/ Alex N. Depetris
Name: Alex N. Depetris	June 6, 2013
Title: President

AUTHORIZATION

DBX ADVISORS LLC

In accordance with Rule 0-2(c) under the Act, Alex N. Depetris and Martin Kremenstein state that all actions necessary to authorize the execution and filing of this Application by DBX Advisors LLC have been taken, and that as a Vice President and Chief Operating Officer, respectively, thereof, each is authorized to execute and file the same on behalf of DBX Advisors LLC.

/s/ Alex N. Depetris
Name: Alex N. Depetris	June 6, 2013
Title: Director

/s/ Martin Kremenstein
Name: Martin Kremenstein	June 6, 2013
Title: Chief Executive Officer

AUTHORIZATION

DBX STRATEGIC ADVISORS LLC

In accordance with Rule 0-2(c) under the Act, Alex N. Depetris and Martin Kremenstein state that all actions necessary to authorize the execution and filing of this Application by DBX Strategic Advisors LLC have been taken, and that as a Vice President and Chief Operating Officer, respectively, thereof, each is authorized to execute and file the same on behalf of DBX Strategic Advisors LLC.

/s/ Alex N. Depetris
Name: Alex N. Depetris	June 6, 2013
Title: Director

/s/ Martin Kremenstein
Name: Martin Kremenstein	June 6, 2013
Title: Chief Executive Officer

AUTHORIZATION

ALPS DISTRIBUTORS, INC.

In accordance with Rule 0-2(c) under the Act, Thomas Carter states that all actions necessary to authorize the execution and filing of this Application by ALPS Distributors, Inc. have been taken, and that as a President thereof, each is authorized to execute and file the same on behalf of ALPS Distributors, Inc.

/s/ Thomas A. Carter
Thomas A. Carter	June 6, 2013
President

VERIFICATION

DBX ETF TRUST

The undersigned says that he has duly executed the attached application for and on behalf of DBX ETF Trust, that he is the President of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Alex N. Depetris
Name: Alex N. Depetris	June 6, 2013
Title: President

VERIFICATION

db-X EXCHANGE-TRADED FUNDS INC.

The undersigned says that he has duly executed the attached application for and on behalf of db-X Exchange-Traded Funds, Inc., that he is the President of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Alex N. Depetris
Name: Alex N. Depetris	June 6, 2013
Title: President

VERIFICATION

DBX ADVISORS LLC

The undersigned says that he has duly executed the attached application for and on behalf of DBX Advisors LLC, that he is a Vice President or Chief Operating Officer, as applicable, of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Alex N. Depetris
Name: Alex N. Depetris	June 6, 2013
Title: Director

/s/ Martin Kremenstein
Name: Martin Kremenstein	June 6, 2013
Title: Chief Executive Officer

VERIFICATION

DBX STRATEGIC ADVISORS LLC

The undersigned says that he has duly executed the attached application for and on behalf of DBX Strategic Advisors LLC, that he is a Vice President or Chief Operating Officer, as applicable, of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Alex N. Depetris
Name: Alex N. Depetris	June 6, 2013
Title: Director

/s/ Martin Kremenstein
Name: Martin Kremenstein	June 6, 2013
Title: Chief Executive Officer

VERIFICATION

ALPS DISTRIBUTORS, INC.

Each undersigned, being duly sworn, deposes and says that he has duly executed the attached application for and on behalf of ALPS Distributors, Inc., that he is a President of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Each deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Thomas A. Carter
Thomas A. Carter	June 6, 2013